UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release entitled “Arcos Dorados announces fixed income investor meetings” dated June 29, 2011
2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

ITEM 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS ANNOUNCES FIXED INCOME INVESTOR MEETINGS

Buenos Aires, Argentina, June 29, 2011 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), today announced that it will be meeting with fixed income investors.  An offering of Brazilian-real denominated senior unsecured notes (the “notes”) could follow.  The notes would be offered in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The notes would be guaranteed on a senior unsecured basis by certain of Arcos Dorados’ subsidiaries.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The notes and related guarantees have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the notes and related guarantees may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws.

About Arcos Dorados

Arcos Dorados is the world's largest McDonald's franchisee, in terms of systemwide sales and number of restaurants.

***

Investor Relations Contact
Sofia Chellew
sofia.chellew@ar.mcd.com
T: +54 11 4711 2515

Cautionary Statement About Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions.. The forward-looking statements contained herein include statements about the Company’s potential notes offering. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados' business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados' expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

ITEM 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with (i) our unaudited consolidated interim financial statements as of and for the three months ended March 31, 2011 and 2010 and (ii) the audited consolidated financial statements as of and for the years ended December 31, 2010, 2009 and 2008, and the notes thereto.

     The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors.

Overview

     We are the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, according to McDonald’s, representing 5.1% of McDonald’s global sales in 2010, and we are the largest quick service restaurant, or QSR, chain in Latin America and the Caribbean in terms of systemwide sales, according to Euromonitor, with a regional market share in terms of sales of 12.4% in 2009, according to Euromonitor. We have the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 countries and territories in Latin America and the Caribbean, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago (since June 3, 2011), Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas, and Venezuela, which we refer to as the Territories. As of March 31, 2011, we operated or franchised 1,757 McDonald’s-branded restaurants, which represented 6.7% of McDonald’s total franchised restaurants worldwide. In the three months ended March 31, 2011 and 2010, we paid $38.5 million and $31.4 million, respectively, in royalties to McDonald’s (not including royalties paid on behalf of our franchisees). In 2010 and 2009, we paid $141.0 million and $121.9 million, respectively, in royalties to McDonald’s (not including royalties paid on behalf of our franchisees).

     We received exclusive master franchising rights from McDonald’s for the Territories on August 3, 2007 when we acquired the operations of McDonald’s in the Territories (except for Trinidad and Tobago) and entered into MFAs, under which we directly operate or franchise McDonald’s restaurants in Latin America and the Caribbean. As of March 31, 2011, of our 1,757 McDonald’s-branded restaurants in the Territories, 1,294 (or 74%) were Company-operated restaurants and 463 (or 26%) were franchised restaurants. Under our conventional franchise arrangements, franchisees provide a portion of the required capital by initially investing in the equipment, signs, seating and décor of their restaurant businesses, and by reinvesting in the business over time. We typically own or secure long-term leases for the land and building for both Company-operated and franchised restaurant sites. The average term remaining on our long-term leases was approximately 8.3 years as of December 31, 2010. This maintains long-term occupancy rights, helps control related costs and assists in alignment of our goals with those of franchisees.

     We divide our operations into four geographical divisions: Brazil; the Caribbean division, consisting of Aruba, Curaçao, French Guiana, Guadeloupe, Martinique, Puerto Rico, Trinidad and Tobago and the U.S. Virgin Islands of St. Croix and St. Thomas; the North Latin America division, or NOLAD, consisting of Costa Rica, Mexico and Panama; and the South Latin America division, or SLAD, consisting of Argentina, Chile, Colombia, Ecuador, Peru, Uruguay and Venezuela. As of March 31, 2011, 35.1% of our restaurants were located in Brazil, 29.7% in SLAD, 27.0% in NOLAD and 8.1% in the Caribbean division. We focus on our customers by managing operations at the local level, including marketing campaigns and special offers, menu management and monitoring customer satisfaction, while leveraging our size by conducting administrative and strategic functions at the divisional or corporate level, as appropriate.

     We are required to report information about operating segments in our financial statements in accordance with ASC Topic 280. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision maker(s) in deciding how to allocate resources and assess performance. We have determined that our reportable segments are those that are based on our method of internal reporting, and we manage our business and operations through our four geographical divisions (Brazil, the Caribbean division, NOLAD and SLAD). The accounting policies of the segments are the same as those for the Company on a consolidated basis.

Principal Income Statement Line Items

Revenues

     We generate revenues primarily from two sources: sales by Company-operated restaurants and revenue from franchised restaurants, which primarily consists of rental income, typically based on the greater of a flat fee or a percentage of sales reported by our franchised restaurants. This rent, along with occupancy and operating rights, is stipulated in our franchise agreements. These agreements typically have a 20-year term but may be shorter if necessary to mirror the term of the real estate lease. In the three months ended March 31, 2011, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.7% and 4.3% of our total revenues, respectively. In 2010, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.9% and 4.1% of our total revenues, respectively. In 2009, sales by Company-operated restaurants and revenues from franchised restaurants represented 95.2% and 4.8% of our total revenues, respectively.

Operating Costs & Expenses

     Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Sales are also affected by the timing of restaurant openings and closures. We do not record sales from our franchised restaurants as revenues.

Company-operated restaurants incur four types of operating costs and expenses:

•	food and paper costs, which represent the costs of the products that we sell to customers in Company-operated restaurants;

•
payroll and employee benefit costs, which represent the wages paid to Company-operated restaurant managers and crew, as well as the costs of benefits and training, and which tend to increase as we increase sales, but at a lower rate than sales growth;

•
occupancy and other operating expenses, which represent all other direct costs of our Company-operated restaurants, including advertising and promotional expenses, the costs of outside rent and land, which are tied to sales and therefore increase as we increase our sales, building and leasehold improvement depreciation (for restaurant properties owned by us), depreciation on equipment, repairs and maintenance, insurance, restaurant operating supplies and utilities; and

•	royalty fees, representing the continuing franchise fees we pay to McDonald’s pursuant to the MFAs, which are determined as a percentage of gross product sales.

     Although our costs increase as we increase our sales, they generally increase at a lower rate than sales growth, leading to a direct improvement in restaurant profitability.

     Franchised restaurant occupancy expenses include, as applicable, the costs of depreciating and maintaining the land and buildings upon which franchised restaurants are situated or the cost of leasing that property. A significant portion of our leases establish that rent payments are based on the greater of a flat fee or a specified percentage of the restaurant’s sales.

     We promote the McDonald’s brand and our products by advertising in all of the Territories. Pursuant to the MFAs, we are required to spend at least 5% of our gross sales on advertisement and promotion activities annually.

These activities are guided by our overall marketing plan, which identifies the key strategic platforms that we leverage to drive sales. Our franchisees are generally required to pay us 5% of their gross sales to cover advertising expenditures related to their restaurants. We account for these payments as a deduction to our advertising expenses. As a result, our advertising expenses only reflect the expenditures related to Company-operated restaurants. Advertising expenses are recorded within the “Occupancy and other operating expenses” line item in our consolidated income statement. The only exception to this policy is in Mexico, where both we and our franchisees contribute funds to a cooperative that is responsible for advertisement and promotion activities for Mexico.

     General and administrative expenses include the costs of overhead, including salaries and facilities, travel expenses, depreciation of office equipment, situated buildings and vehicles, amortization of intangible assets, occupancy costs, professional services and the cost of field management for Company-operated and franchised restaurants.

     Other operating expenses, net, include gains and losses on asset dispositions, impairment charges, rental income and depreciation expenses of excess properties, results and depreciation from distribution centers, the equity awards granted to our CEO and other miscellaneous items.

Other Line Items

     Net interest expense primarily includes interest expense on our short-term and long-term debt as well as the amortization of deferred financing costs. In November 2008, we entered into a term credit agreement for $350 million bearing interest at LIBOR plus a margin of 4.25% per annum. In October 2009, we prepaid the amount outstanding under the credit agreement in connection with the issuance of the 2019 notes for an aggregate principal amount of $450 million bearing interest at a fixed rate of 7.5% per annum and maturing on October 1, 2019.

     Loss from derivative instruments relates to the negative change in the fair market value of our derivative instruments, primarily cross-currency swap agreements to hedge the U.S. dollar to the Brazilian real which we use to help mitigate some of our foreign currency exchange rate risk.

     Foreign currency exchange results relate to the impact of remeasuring monetary assets and liabilities denominated in currencies other than our functional currencies. See “—Foreign Currency Translation.”

Other non-operating expenses, net primarily include charitable donations not related to our operations, asset taxes we are required to pay in certain countries and other non-operating charges.

     Income tax expense includes both current and deferred income taxes. Current income taxes represents the amount accrued during the period to be paid to the tax authorities while deferred income taxes represent the earnings impact of the change in deferred tax assets and liabilities that are recognized in our balance sheet for future income tax consequences.

     Net income attributable to non-controlling interests relate to the participation of non-controlling interests in the net income of certain subsidiaries that collectively own 24 restaurants.

Key Business Measures

     We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. In addition, we use Adjusted EBITDA to facilitate operating performance comparisons from period to period. See “Presentation of Financial and Other Information” and “Selected Financial and Other Information.” Systemwide results are driven primarily by our Company-operated restaurants, as 73.6% of our systemwide restaurants are Company-operated as of March 31, 2011. Systemwide data represents measures for both Company-operated and franchised restaurants. While sales by franchisees are not recorded as revenues by us, management believes the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised restaurant revenues and are indicative of the financial health of our franchisee base. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

     Comparable sales is a key performance indicator used within the retail industry and is indicative of the success of our initiatives as well as local economic, competitive and consumer trends. Comparable sales are driven by changes in traffic and average check, which is affected by changes in pricing and product mix. Increases or decreases in comparable sales represent the percent change in sales from the prior year for all restaurants in operation for at least thirteen months, including those temporarily closed. Some of the reasons restaurants may close temporarily include reimaging or remodeling, rebuilding, road construction and natural disasters. With respect to restaurants where there are changes in ownership, primarily changes from being franchised restaurants to becoming Company-operated restaurants, all previous months’ sales are reclassified according to the new ownership category when reporting comparable sales. As a result, there will be discrepancies between the sales figures used to calculate comparable sales and our results of operations. We report on a calendar basis, and therefore the comparability of the same month, quarter and year with the corresponding period of the prior year is impacted by the mix of days. The number of weekdays, weekend days and timing of holidays in a period can impact comparable sales positively or negatively. We refer to these impacts as calendar shift/trading day adjustments. These impacts vary geographically due to consumer spending patterns and have the greatest effect on monthly comparable sales while annual impacts are typically minimal. In 2008, there was an additional full day of sales due to the leap year.

     We calculate and analyze comparable sales and average check in our divisions and systemwide on a constant currency basis, which means they are calculated using the same exchange rate in the applicable division or systemwide, as applicable, over the periods under comparison to remove the effects of currency fluctuations from the analysis. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency fluctuations.

     Company-operated comparable sales growth refers to comparable sales growth for Company-operated restaurants and franchised comparable sales growth refers to comparable sales growth for franchised restaurants. We believe comparable sales growth is a key indicator of our performance, as influenced by our strategic initiatives and those of our competitors.

Average Restaurant Sales

     Average restaurant sales, or ARS, is an important measure of the financial performance of our systemwide restaurants and changes in the overall direction and trends of sales. ARS is calculated by dividing the sales for the relevant period by the arithmetic mean of the number of restaurants at the beginning and end of such period. ARS is influenced mostly by comparable sales performance and restaurant openings and closures. As ARS is provided in nominal terms, it is affected by movements in foreign currency exchange rates.

Sales Growth

     Sales growth refers to the change in sales by all restaurants, whether operated by us or by franchisees, from one period to another. We present sales growth both in nominal terms and on a constant currency basis, which means the latter is calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from the analysis.

Foreign Currency Translation

     The financial statements of our foreign operating subsidiaries are translated in accordance with guidance in ASC Topic 830, Foreign Currency Matters. See Note 3 to our consolidated financial statements. Except for our Venezuelan operations since January 1, 2010, the functional currencies of our foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, the assets and liabilities of these subsidiaries are translated into U.S. dollars at the exchange rates as of the balance sheet date, and revenues and expenses are translated at the average exchange rates prevailing during the period. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. We record foreign currency exchange results related to monetary assets and liabilities denominated in currencies other than our functional currencies in our consolidated income statement.

     Effective January 1, 2010, Venezuela is considered to be highly inflationary. Under U.S. GAAP, an economy is considered to be highly inflationary when its three-year cumulative rate of inflation meets or exceeds 100%. Under the highly inflationary basis of accounting, the financial statements of our Venezuelan subsidiaries are remeasured as if their functional currency were our reporting currency (U.S. dollars), with remeasurement gains and losses recognized in earnings, rather than in the cumulative translation adjustment component of other comprehensive loss within shareholders’ equity.

Factors Affecting Comparability of Results

Seasonality

     Our sales and revenues are generally greater in the second half of the year than in the first half. Although the impact on our results of operations is relatively small, this impact is due to increased consumption of our products during the winter and summer holiday seasons, affecting July and December, respectively.

Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations

     We have operations in Venezuela, including 138 restaurants as of December 31, 2010, which represented 6.1%, 7.5%, 1.7% and 6.1% of our total revenues, operating income, net income and Adjusted EBITDA, respectively, for 2010 and 17.3%, 35.1%, 9.2% and 29.6% of our total revenues, operating income, net income and Adjusted EBITDA, respectively, for 2009. These decreases are due in large part to Venezuelan currency controls and related accounting changes. As a result, our results of operations have been and may continue to be significantly impacted by operations in Venezuela. See “Risk Factors—Certain Factors Relating to Latin America and the Caribbean—We are subject to significant foreign currency exchange controls in certain countries in which we operate” and “Risk Factors—Certain Factors Relating to Latin America and the Caribbean—Exchange rate fluctuations against the U.S. dollar in the countries in which we operate could negatively affect our results of operations.”

 The table below presents historical summarized financial and other information of our operations in Venezuela for each of the periods presented and also summarized financial and other information in constant currency for 2010, which means the results of operations for that period have been calculated using a constant exchange rate (2.15 bolívares fuertes per U.S. dollar) to remove the effects of currency fluctuations from the trend analysis. We believe this presentation using constant currency provides a more meaningful analysis of our results of operations for Venezuela by identifying the underlying business trends, without distortion from the effect of foreign currency translation for financial reporting purposes. See Note 21 to our annual consolidated financial statements for information regarding the translation of the results of our Venezuelan operations, which affects the comparability of our results of operations during the years and periods presented herein.

	For Three Months Ended March 31,		For the Years Ended December 31,
	2011	2010	2010	2010	2009		2008		2007(1)
	(in nominal terms)		(in constant currency)	(in nominal terms)
Income statement data:
Total revenues	$57,989	$37,603	$498,478	$184,657	$460,160		$393,845		$126,020
Operating income	2,761	4,088	39,258	15,385	72,496		90,886		26,577
Foreign currency exchange results	(484)	(718)	(2,043)	26	(52,533	)(2)	(28,482	)(2)	(15,059	)(2)
Net income attributable to Arcos Dorados Holdings Inc.	2,783	1,592	1,651	1,781	7,325		24,897		284
Other Data:
Adjusted EBITDA (3)	2,107	3,866	46,707	18,169	78,915		97,206		29,134

(1)	Data for the year ended December 31, 2007 includes only five months of operations, beginning August 3, 2007, the date on which we commenced operations in the Territories.
(2)
These losses were mainly due to the difference between the foreign currency exchange rate at which we purchased U.S. dollars in Venezuela and the official foreign currency exchange rate used for financial statement reporting purposes.

(3)
Adjusted EBITDA is a measure of our performance that is reviewed by our management. Adjusted EBITDA does not have a standardized meaning and, accordingly, our definition of Adjusted EBITDA may not be comparable to Adjusted EBITDA as used by other companies. For our definition of Adjusted EBITDA, see “Presentation of Financial and Other Information—Other Financial Measures.”
The table below shows the reconciliation between net income and Adjusted EBITDA:

	For the Three Months Ended March 31,		For the Years Ended December 31,
Venezuela Adjusted EBITDA Reconciliation	2011	2010	2010	2009	2008	2007
	(in thousands of U.S. dollars)
Net income attributable to Arcos Dorados Holdings Inc.	$2,783	$1,592	$1,781	$7,325	$24,897	$284
Plus (Less):
Net interest expense	457	517	2,318	2,046	2,292	2,773
Foreign currency exchange results	484	718	(26)	52,533	28,482	15,059
Other non-operating expenses (income), net	3	—	(4,132)	1	(11)	—
Income tax expense	(966)	1,261	15,444	10,591	35,226	8,461
Operating income	2,761	4,088	15,385	72,496	90,886	26,577
Plus (Less):
Items excluded from computation that affect operating income:
Depreciation and amortization	997	809	3,562	8,713	6,322	2,556
Gains from sale of property and equipment	(1,651)	(1,031)	(778)	(6,245)	—	—
Write-offs of property and equipment	—	—	—	3,951	(2)	1
Adjusted EBITDA	2,107	3,866	18,169	78,915	97,206	29,134

Accounting Changes Relating to Our Venezuelan Operations

     There are currency restrictions in place in Venezuela that limit our ability to repatriate bolívares fuertes held in Venezuela. These funds remain freely available for use in Venezuela. In Venezuela, the official bolívar fuerte-U.S. dollar exchange rate is established by the Central Bank of Venezuela and the Venezuelan Ministry of Finance, and

the acquisition of foreign currency at the official exchange rate by Venezuelan companies to pay foreign debt or dividends is subject to registration with and approval by the relevant Venezuelan authorities. See “Exchange Rates—Venezuela.”

 As a consequence of the currency controls described above, effective December 31, 2009, we changed our accounting treatment for Venezuela regarding the exchange rate used for purposes of translation. In accordance with ASC Topic 830, we use the exchange rate applicable for purposes of dividend remittances to translate foreign currency financial statements, except when unusual circumstances exist. Prior to December 31, 2009, we had concluded that the existence of the parallel market in Venezuela did not constitute unusual circumstances which justified the use of an exchange rate other than the official exchange rate for purposes of foreign currency translation. Therefore, the official exchange rate of 2.15 bolívares fuertes per U.S. dollar was used to translate the operations of our Venezuelan subsidiaries for 2009 and 2008. As conditions in Venezuela changed during 2009, we reassessed the appropriateness of use of the official exchange rate for translation purposes. As a result, effective December 31, 2009, we changed the translation rate from the official exchange rate of 2.15 bolívares fuertes per U.S. dollar at December 31, 2009 to the parallel market exchange rate of 5.97 bolívares fuertes per U.S. dollar. This change resulted in a $76.4 million charge recorded in the cumulative translation adjustment component of other comprehensive income within shareholders’ equity.

     In addition, effective January 1, 2010, Venezuela is considered to be highly inflationary, and as such, the financial statements of our Venezuelan subsidiaries are remeasured as if their functional currency were the reporting currency (U.S. dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment, component of other comprehensive income within shareholders’ equity. In 2010, since we had access to and used the parallel exchange market to acquire U.S. dollars, we used the parallel market exchange rate to measure transactions denominated in local currency and convert them to the U.S. dollar functional currency during the period from January 1, 2010 through May 31, 2010 at an average exchange rate of 6.96 bolívares fuertes per U.S. dollar. The last available quotation of the parallel market rate before the system was cancelled was 8.10 bolívares fuertes per U.S. dollar. Effective June 1, 2010 the Company started to use the exchange rate of 5.30 bolívares fuertes per U.S. dollar to measure transactions denominated in local currency.

Critical Accounting Policies and Estimates

     This management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses as well as related disclosures. On an ongoing basis, we evaluate our estimates and judgments based on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under varying assumptions or conditions.

 We consider an accounting estimate to be critical if:

•
the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimates and assumptions on our financial condition or operating performance is material.

     We believe that of our significant accounting policies, the following encompass a higher degree of judgment and/or complexity:

Depreciation of Property and Equipment

     Accounting for property and equipment involves the use of estimates for determining the useful lives of the assets over which they are to be depreciated. We believe that the estimates we make to determine an asset’s useful life are critical accounting estimates because they require our management to make estimates about technological evolution and competitive uses of assets. We depreciate property and equipment on a straight-line basis over their useful lives based on management’s estimates of the period over which these assets will generate revenue (not to exceed the lease term plus renewal options for leased property). The useful lives are estimated based on historical experience with similar assets, taking into account anticipated technological or other changes. We periodically review these lives relative to physical factors, economic considerations and industry trends. If there are changes in the planned use of property and equipment, or if technological changes occur more rapidly than anticipated, the useful lives assigned to these assets may need to be shortened, resulting in the recognition of increased depreciation and amortization expense or write-offs in future periods. No significant changes to useful lives have been recorded in the past. A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition.

Impairment of Long-Lived Assets and Goodwill

     We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We review goodwill for impairment annually in the fourth quarter. In assessing the recoverability of our long-lived assets and goodwill, we consider changes in economic conditions and make assumptions regarding, among other factors, estimated future cash flows by market and by restaurant, discount rates by country and the fair value of the assets. Estimates of future cash flows are highly subjective judgments based on our experience and knowledge of our operations. These estimates can be significantly impacted by many factors, including changes in global and local business and economic conditions, operating costs, inflation, competition, and consumer and demographic trends. A key assumption impacting estimated future cash flows is the estimated change in comparable sales. In the fourth quarter of 2010, we performed impairment testing of our long-lived assets in Mexico, Puerto Rico and Peru considering the operating losses incurred in recent periods in these markets, which was an indicator of potential impairment. As a result of this analysis, no impairment was recorded for our operations in Puerto Rico and Peru since our estimates of undiscounted future cash flows for each restaurant in these markets or fair market value exceeded its carrying value. Regarding Mexico, we recorded an impairment charge associated with certain restaurants because our estimated undiscounted future cash flows for these restaurants were insufficient to cover their carrying value. The impairment charge totaling $4.7 million was measured by the excess of the carrying amount of the restaurants over their fair value, determined by estimating market value. No impairments were recognized during fiscal years 2009 and 2008, except for the recognition of an impairment of goodwill amounting to $1.1 million in fiscal year 2008 related to the acquisition of a non-controlling interest. If our estimates or underlying assumptions change in the future, we may be required to record additional impairment charges.

Share-Based Compensation

     We have share-based compensation plans outstanding pursuant to which we granted liability awards to: (a) certain employees under a long-term incentive plan, and (b) the CEO. The accrued liability is remeasured at the end of each reporting period until settlement. Effective December 31, 2010, we changed the method of measuring our liability awards from the intrinsic value method to a fair value method using the Black-Scholes model. At December 31, 2010, we considered the estimated initial public offering price per class A share ($16.50) in determining the fair value of the awards because in 2011 our Board of Directors decided that on a going forward basis the fair value would be based on that price instead of the formulas that had previously been used to value such awards. At March 31, 2011, we considered the initial public offering price per class A share ($17.00) in determining the fair value of the awards.

     Accounting for our share-based compensation plans involves the use of estimates for determining: (a) the number of units that will vest based on the estimated completion of the requisite service period and the performance requirement (the latter only for the award granted to the CEO), and (b) the assumptions required by the closed-form pricing model (expected volatility, dividend yield, risk-free interest rate, estimated initial public offering price per class A share and expected term). As there was no market information about our shares, the expected volatility was estimated based on a historical one-year implied volatility of comparable Latin American companies, calculated as the standard deviation of the logarithms of daily price returns, annualized by the square root of the number of days. All of these assumptions significantly impact the estimated fair value of the awards. We use historical data and estimates to determine these assumptions, and if these assumptions change significantly in the future, our operating results and financial condition could be significantly impacted. See Note 16 to our annual consolidated financial statements and Note 9 to our unaudited interim consolidated financial statements.

     In March 2011, we adopted our Equity Incentive Plan, or 2011 Plan, to attract and retain the most highly qualified and capable professionals and to promote the success of our business through an annual award program. The 2011 Plan permits grants of awards relating to our class A shares, including awards in the form of share (also referred to as stock) options, restricted shares, restricted share units, share appreciation rights, performance awards and other share-based awards as will be determined by our Board of Directors. The maximum number of shares that may be issued under the 2011 Plan is 5,238,235 class A shares, equal to 2.5% of our total outstanding class A and class B shares immediately following our initial public offering on April 14, 2011. At March 31, 2011, we had not granted any awards pursuant to the 2011 Plan. See Note 19 to our unaudited interim consolidated financial statements for details of the grant made after March 31, 2011.

Accounting for Income Taxes

     We record a valuation allowance to reduce the carrying value of deferred tax assets if it is more likely than not that some portion or all of our deferred assets will not be realized. Our valuation allowance as of December 31, 2010 and 2009 amounted to $220.2 million and $298.8 million, respectively. We have considered future taxable income and ongoing prudent and feasible tax strategies in assessing the need for the valuation allowance. This assessment is carried out on the basis of internal projections, which are updated to reflect our most recent operating trends, such as expiration date for tax losses carryforward. Because of the imprecision inherent in any forward-looking data, the further into the future our estimates cover, the less objectively verifiable they become. Therefore, we apply judgment to define the period of time to include projected future income to support the future realization of the tax benefit of an existing deductible temporary difference or carryforward and whether there is sufficient evidence to support the projections at a more-likely-than-not level for this period of time. Determining whether a valuation allowance for deferred tax assets is necessary often requires an extensive analysis of positive (e.g., a history of accurately projecting income) and negative evidence (e.g., historic operating losses) regarding realization of the deferred tax assets and inherent in that, an assessment of the likelihood of sufficient future taxable income. During 2010, 2009 and 2008, we recognized a gain for the change in the valuation allowance amounting to $91.4 million, $30.0 million and $42.5 million, respectively, due to improvements in projected taxable income and a relative increase of positive evidence as compared to negative evidence due to the reversal of trends of historic operating losses in some markets. If these estimates and assumptions change in the future, we may be required to adjust the valuation allowance. This could result in a charge to, or an increase in, income in the period this determination is made.

Provision for Contingencies

     We have certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. Accounting for contingencies involves the use of estimates for determining the probability of each contingency and the estimated amount to settle the obligation, including related costs. We accrue liabilities when it is probable that future costs will be incurred and the costs can be reasonably estimated. The accruals are based on all the information available at the issuance date of the financial statements, including our estimates of the outcomes of these matters and our lawyers’ experience in contesting, litigating and settling familiar matters. If we are unable to reliably measure the obligation, no provision is recorded and information is then presented in the notes to our consolidated annual financial statements. As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs. Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Results of Operations

     We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

     In order to analyze changes in our business from period to period, we present our results of operations and financial condition on a constant currency basis, which isolates the effects of foreign exchange rates on our results of operations and financial condition. In particular, we have isolated the effects of appreciation and depreciation of local currencies in the Territories against the U.S. dollar because we believe that doing so is useful in understanding the development of our business. For these purposes, we eliminate the effect of movements in the exchange rates by converting the balances for both periods being compared from their local currencies to the U.S. dollar using the same exchange rate.

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31, 2010

Set forth below are our results of operations for the three months ended March 31, 2011 and 2010.

	For the Three Months Ended March		%
	31		Increase
	2011	2010	(Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$791,352	$643,644	22.9%
Revenues from franchised restaurants	35,305	27,581	28.0
Total revenues	826,657	671,225	23.2

Company-operated restaurant expenses:
Food and paper	(277,834)	(225,382)	23.3
Payroll and employee benefits	(159,915)	(121,700)	31.4
Occupancy and other operating expenses	(211,352)	(174,305)	21.3
Royalty fees	(38,471)	(31,417)	22.5
Franchised restaurants – occupancy expenses	(12,420)	(9,765)	27.2
General and administrative expenses	(68,747)	(50,352)	36.5
Other operating income (expenses), net	2,663	(5,588)	(147.7)
Total operating costs and expenses	(766,076)	(618,509)	23.9
Operating income	60,581	52,716	14.9
Net interest expense	(9,784)	(9,572)	2.2
Loss from derivative instruments	(4,327)	(5,098)	(15.1)
Foreign currency exchange results	(241)	(2,767)	(91.3)
Other non-operating expenses, net	(438)	(1,084)	(59.6)
Income before income taxes	45,791	34,195	33.9
Income tax expense	(10,192)	(11,884)	(14.2)
Net income	35,599	22,311	59.6

Less: Net income attributable to non-controlling interests	(109)	(46)	137.0
Net income attributable to Arcos Dorados Holdings Inc	35,490	22,265	59.4

     Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios for the three months ended March 31, 2011 and 2010.

	For the Three Months Ended
Systemwide Restaurants	March 31,
	2011	2010
Systemwide restaurants at beginning of period	1,755	1,680
Restaurant openings	5	9
Restaurant closings	(3)	(1)
Systemwide restaurants at end of period	1,757	1,688

	For the Three Months Ended
Company-operated Restaurants	March 31,
	2011	2010
Company-operated restaurants at beginning of period	1,292	1,226
Restaurant openings	5	5
Restaurant closings	(2)	(1)
Net conversions of franchised restaurants to Company-operated
restaurants(1)	(1)	3
Company-operated restaurants at end of period	1,294	1,233

	For the Three Months Ended
Franchised Restaurants	March 31,
	2011	2010
Franchised restaurants at beginning of period	463	454
Restaurant openings	–	4
Restaurant closings	(1)	–
Net conversions of franchised restaurants to Company-operated
restaurants(1)	1	(3)
Franchised restaurants at end of period	463	455

(1) Includes two refranchisings of Company-operated restaurants in 2011.

Key Business Measures

     We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Three
Months Ended
March 31, 2011
Arcos Dorados
Systemwide comparable sales growth	12.6%
Company-operated comparable sales growth	12.4
Franchised comparable sales growth	13.1

Systemwide Comparable Sales Growth by Division
Brazil	9.2%
Caribbean division	2.0
NOLAD	7.2
SLAD	25.9

For the Three
Months Ended
March 31, 2011
Company-operated Comparable Sales Growth by Division
Brazil	8.5%
Caribbean division	2.1
NOLAD	7.0
SLAD	24.9

Franchised Comparable Sales Growth by Division
Brazil	11.2%
Caribbean division	1.8
NOLAD	7.7
SLAD	30.6

     Our comparable sales growth on a systemwide basis for the three months ended March 31, 2011, was mainly driven by the increase in average check, which represented 80% of the increase in comparable sales, and was supported by consumer spending caused by the continued improvement in macroeconomic conditions in almost all of the Territories. Average check growth resulted primarily from a shift in product mix in NOLAD and price increases in line with or above inflation in Brazil and some SLAD markets. An increase in traffic caused 20% of the increase in comparable sales and was mainly driven by the increase in consumer spending in Brazil and Argentina.

Average Restaurant Sales

	For the Three Months Ended
	March 31,
	2011	2010
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$614	$519
Company-operated average restaurant sales	612	524
Franchised average restaurant sales	620	507

     Our ARS for the three months ended March 31, 2011 improved because of comparable sales growth of 12.6% and the appreciation of most currencies in the Territories against the U.S. dollar.

Sales Growth

	For the Three Months Ended
	March 31, 2011
	(in nominal	(in constant
	terms)	currency)
Brazil	22.8%	13.7%
Caribbean division	1.6	1.9
NOLAD	17.8	11.7
SLAD	35.4	29.0
Total Systemwide Sales Growth	23.4	16.2

     In nominal terms, sales growth increased during the three months ended in March 31, 2011 due to comparable sales growth of 12.6%, the net addition of 77 restaurants systemwide since January 1, 2010 and the positive impact of the appreciation of most currencies in the Territories against the U.S. dollar. We had 1,294 Company-operated restaurants and 463 franchised restaurants as of March 31, 2011, compared to 1,233 Company-operated restaurants and 455 franchised restaurants as of March 31, 2010.

Revenues

	For the Three Months Ended
	March 31,		% Increase
	2011	2010	(Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$411,971	$340,308	21.1%
Caribbean division	60,538	59,426	1.9
NOLAD	77,904	64,064	21.6
SLAD	240,939	179,846	34.0
Total	791,352	643,644	22.9
Revenues from Franchised Restaurants
Brazil	$18,156	$14,310	26.9%
Caribbean division	4,035	3,040	32.7
NOLAD.	4,329	3,937	10.0
SLAD	8,785	6,294	39.6
Total	35,305	27,581	28.0
Total Revenues
Brazil	$430,127	$354,618	21.3%
Caribbean division	64,573	62,466	3.4
NOLAD	82,233	68,001	20.9
SLAD	249,724	186,140	34.2
Total	826,657	671,225	23.2

Sales by Company-operated Restaurants

     Total sales by Company-operated restaurants increased by $147.7 million, or 22.9%, from $643.6 million in the three months ended March 31, 2010 to $791.4 million in the three months ended March 31, 2011. The 12.4% growth in Company-operated restaurants comparable sales, 82% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by $79.8 million. In addition, sales by Company-operated restaurants increased by $42.4 million as a result of the appreciation of most currencies in the Territories against the U.S. dollar and by $25.5 million as a result of 57 net restaurant openings and the conversion of 11 franchised restaurants into Company-operated restaurants since January 1, 2010.

     In Brazil, sales by Company-operated restaurants increased by $71.7 million, or 21.1%, to $412.0 million. The main causes of this growth were the appreciation of the real against the U.S. dollar and the 8.5% growth in Company-operated restaurants comparable sales, which represent $30.7 million and $29.0 million of the increase, respectively. Average check growth represented 82% of comparable sales growth and the rest resulted from increased traffic. Average check growth resulted primarily from price increases in line with inflation during the twelve months ended March 31, 2011. The increase in traffic was primarily driven by our Big Pleasures, Small Prices value menu program and the extension of operating hours, as well as increases in consumer spending as a result of improved macroeconomic conditions. Twenty-two net restaurant openings and the conversion of 1 franchised restaurant into a Company-operated restaurant since January 1, 2010 contributed $12.0 million to the increase in sales in Brazil.

     In the Caribbean division, sales by Company-operated restaurants increased by $1.1 million, or 1.9%, to $60.5 million. The 2.1% increase in Company-operated restaurants comparable sales contributed $1.3 million of the sales increase. Increased traffic, caused by our successful promotional campaigns in Guadeloupe and the introduction of new premium sandwiches in Guadeloupe and Martinique, represented 74% of comparable sales growth. The remaining 26% resulted from average check growth due to changes in product mix. This was partially offset by the depreciation of the euro, which is the local currency in various Territories in the Caribbean, against the U.S. dollar, which caused sales to decrease by $0.2 million.

     In NOLAD, sales by Company-operated restaurants increased by $13.8 million, or 21.6%, to $77.9 million. This growth was mainly explained by comparable sales growth of 7.0%, which caused sales in NOLAD to increase by $4.5 million. Average check growth, which represented 91% of comparable sales growth, resulted primarily from changes in product mix in Mexico and Costa Rica. Value menu offerings, such as “McTrio of the Day” and Big Pleasures, Small Prices, explained the increase in traffic. In addition, 15 net restaurant openings and the conversion of 6 franchised restaurants into Company-operated restaurants since January 1, 2010 resulted in sales increase of $5.0 million. On top of that, the appreciation of local currencies in Mexico and Costa Rica contributed $4.3 million to the increase in division’s sales.

     In SLAD, sales by Company-operated restaurants increased by $61.1 million, or 34.0%, to $240.9 million. The 24.9% growth in Company-operated restaurants comparable sales, 84% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by $45.0 million. The average check increased due to price increases in line with or above inflation, mainly in Argentina, Uruguay and Colombia. Traffic growth was caused primarily by improved macroeconomic conditions in most of the countries in SLAD and successful promotional campaigns, such as Big Pleasures, Small Prices. In addition, the opening of 21 Company-operated restaurants and the conversion of 4 franchised restaurants into Company-operated restaurants since January 1, 2010 resulted in sales increase of $8.5 million. On top of that, the appreciation of most currencies in the region against the U.S. dollar contributed $7.5 million to the increase in sales.

Revenues from Franchised Restaurants

     Our total revenues from franchised restaurants increased by $7.7 million, or 28.0%, from $27.6 million in the three months ended March 31, 2010 to $35.3 million in the three months ended March 31, 2011. The main contributors to this increase were comparable sales growth of 13.1% and the appreciation of most currencies in the Territories against the U.S. dollar, which resulted in an increase in revenues of $3.8 million and $2.5 million, respectively. In addition, increased rent revenues, as most of our franchise agreements provide for rent increases when sales increase, resulted in increased revenues from franchised restaurants of $0.7 million. The net opening of 20 franchised restaurants since January 1, 2010, which was partially offset by the conversion of 11 franchised restaurants into Company-operated restaurants during the same period, caused revenues from franchised restaurants to increase $0.7 million.

     In Brazil, revenues from franchised restaurants increased by $3.8 million, or 26.9%, to $18.2 million primarily as a result of comparable sales growth of 11.2% and the appreciation of the real against the U.S. dollar, which explained $1.6 million and $1.3 million of the increase, respectively. In addition, 17 net franchised restaurants openings, which were partly offset by the conversion of 1 franchised restaurant into a Company operated-restaurant, since January 1, 2010 contributed $0.9 million of the increase.

     In the Caribbean division, revenues from franchised restaurants increased by $1.0 million, or 32.7%, to $4.0 million. This increase is mainly explained by higher rental charges.

     In NOLAD, revenues from franchised restaurants increased by $0.4 million, or 10.0%, to $4.3 million. This growth was a result of the 7.7% increase in comparable sales and the appreciation of the Mexican peso against the U.S. dollar, which caused revenues from franchised restaurants to increase $0.3 million and $0.2 million, respectively. In addition, revenues were negatively impacted by the conversion of 6 franchised restaurants in Mexico to Company-operated restaurants since January 1, 2010 and a decrease in rents, which caused revenues from franchised restaurants to decrease by $0.1 million.

     In SLAD, revenues from franchised restaurants increased by $2.5 million, or 39.6%, to $8.8 million. This growth resulted from a comparable sales growth of 30.6% and the appreciation of most currencies in the region against the U.S. dollar, which explained $1.8 million and $1.0 million of the increase, respectively. In addition, revenues were negatively impacted by the conversion of 4 franchised restaurants into Company-operated restaurants since January 1, 2010 and a decrease in rents, which represented a decrease in revenues of $0.2 million and $0.1 million, respectively.

Operating Costs and Expenses

Food and Paper

     Our total food and paper costs increased by $52.5 million, or 23.3%, to $277.8 million in the three months ended March 31, 2011, as compared to the same period in 2010. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased 0.1 percentage points to 35.1% because we were able to increase prices at a rate similar to that at which our food and paper costs increased, despite pressure on commodity prices. In addition, the appreciation of most currencies in the Territories against the U.S. dollar helped to contain food and paper costs as a percentage of total sales by Company-operated restaurants, as approximately 25% of our food and paper raw materials and 100% of our Happy Meal toys are imported and paid for in U.S. dollars while our revenues are generated in local currencies.

     In Brazil, food and paper costs increased by $20.4 million, or 18.2%, to $132.9 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 0.8 percentage points to 32.3%, primarily as a result of the appreciation of the Brazilian real against the U.S. dollar and our ability to increase prices at a higher rate than that at which our food and paper costs increased.

     In the Caribbean division, food and paper costs increased by $0.6 million, or 2.9%, to $20.0 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 0.3 percentage points to 33.0% mainly as a consequence of the increased weight of promotional items within the product mix in Puerto Rico.

     In NOLAD, food and paper costs increased by $5.9 million, or 21.9%, to $32.9 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 0.1 percentage points to 42.2%.

     In SLAD, food and paper costs increased by $25.3 million, or 37.9%, to $92.0 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 1.1 percentage points to 38.2%, mostly as a result of the devaluation of the official exchange rate for essential goods (from 2.15 to 4.30 bolívares fuertes per U.S. dollar) at which some of our raw materials are imported in Venezuela.

Payroll and Employee Benefits

     Our total payroll and employee benefits costs increased by $38.2 million, or 31.4%, to $159.9 million in the three months ended March 31, 2011, as compared to the same period in 2010. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 1.3 percentage points to 20.2%. This increase is mostly attributable to wage increases that outpaced our sales growth in several markets, which offset both the positive impact of sales growth on the fixed portion of our payroll costs and increased operational efficiency. Wages increased mostly due to government-mandated minimum wage increases and labor union pressures in our major Territories.

     In Brazil, payroll and employee benefits costs increased by $20.4 million, or 34.4%, to $79.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.9 percentage points to 19.4% because we increased both the hourly rate for our night crew to improve staffing levels during that shift and the number of crew employees due to the expansion plans we have in that market. In addition, government mandated minimum wage increases contributed to the increase in payroll and employee benefits expenses.

     In the Caribbean division, payroll and employee benefits costs increased by $0.3 million, or 1.7%, to $17.2 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs remained almost unchanged at 28.5%.

     In NOLAD, payroll and employee benefits costs increased by $2.4 million, or 23.5%, to $12.9 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.3 percentage points to 16.5% mainly as a result of wage increases above price increases and an increase in the number of crew employees to improve staffing levels in our restaurants in Costa Rica, which compensated the increased operational efficiency and the effect of higher sales in Mexico.

     In SLAD, payroll and employee benefits costs increased by $15.1 million, or 43.1%, to $50.0 million. On a constant currency basis, payroll and employee benefits costs increased by $14.1 million, or 40.4%, to $49.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.3 percentage points to 20.7% mostly as a result of a decrease in operational efficiency in Argentina (where we increased the number of employees to improve customer service), Venezuela (due to lower sales volume) and Colombia (because we anticipated hirings for new stores).

Occupancy and Other Operating Expenses

     Our total occupancy and other operating expenses increased by $37.0 million, or 21.3%, to $211.4 million in the three months ended March 31, 2011, as compared to the same period in 2010, largely in line with the increase in sales. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.4 percentage points to 26.7% mainly because sales volumes increased while a portion of these expenses remained fixed.

     In Brazil, occupancy and other operating expenses increased by $17.1 million, or 17.9%, to $112.9 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.7 percentage points to 27.4% mainly because sales volumes increased while a portion of these expenses remained fixed.

     In the Caribbean division, occupancy and other operating expenses increased by $0.9 million, or 5.7%, to $16.3 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 1.0 percentage points to 27.0% as a result of higher utility and maintenance expenses, mainly in Puerto Rico.

     In NOLAD, occupancy and other operating expenses increased by $4.4 million, or 20.0%, to $26.4 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.4 percentage points to 33.8% as a consequence of the increase in utility and outside services expenses in Costa Rica.

     In SLAD, occupancy and other operating expenses increased by $15.4 million, or 32.2%, to $63.0 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.3 percentage points to 26.2% because in the three months ended March 31, 2010 we made a one-time payment associated with the renegotiation of a lease contract in Argentina that had expired.

Royalty Fees

     Our total royalty fees increased by $7.1 million, or 22.5%, to $38.5 million in the three months ended March 31, 2011, as compared to the same period in 2010, in line with the increase in our sales by Company-operated restaurants.

     In Brazil, royalty fees increased by $3.3 million, or 19.7%, to $20.0 million in the three months ended March 31, 2011, as compared to the same period of 2010, in line with the increase in sales by Company-operated restaurants.

     In the Caribbean division, royalty fees increased by $0.1 million, or 2.0%, to $3.0 million in the three months ended March 31, 2011, as compared to the same period of 2010, in line with the increase in sales by Company-operated restaurants.

     In NOLAD, royalty fees increased by $0.7 million, or 21.8%, to $3.8 million in the three months ended March 31, 2011, as compared to the same period of 2010, in line with the increase in sales by Company-operated restaurants.

     In SLAD, royalty fees increased by $3.0 million, or 34.9%, to $11.7 million in the three months ended March 31, 2011, as compared to the same period of 2010, in line with the increase in sales by Company-operated restaurants.

Franchised Restaurants — Occupancy Expenses

     Occupancy expenses from franchised restaurants increased by $2.7 million, or 27.2%, to $12.4 million in the three months ended March 31, 2011, as compared to the same period in 2010, primarily due to increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants. In addition, in the three months ended March 31, 2011, we recorded an allowance for doubtful accounts in Puerto Rico. This increase was partially offset by the conversion of 11 franchised restaurants, primarily in Mexico, into Company-operated restaurants since January 1, 2010, which resulted in decreased rent expenses for leased properties.

     In Brazil, occupancy expenses from franchised restaurants increased by $1.0 million, or 19.0%, to $6.4 million in the three months ended March 31, 2011, as compared to the same period in 2010, primarily due to increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

     In the Caribbean division, occupancy expenses from franchised restaurants increased by $1.3 million, or 154.2%, to $2.1 million in the three months ended March 31, 2011, as compared to the same period in 2010. This is explained by the abovementioned allowance for doubtful accounts in Puerto Rico.

     In NOLAD, occupancy expenses from franchised restaurants increased by $0.2 million, or 7.7%, to $2.7 million in the three months ended March 31, 2011, as compared to the same period in 2010, primarily due to increased rent expenses for leased properties as a consequence of the increase in sales. This was partially offset by the conversion of 6 franchised restaurants in Mexico into Company-operated restaurants since January 1, 2010.

     In SLAD, occupancy expenses from franchised restaurants increased by $0.3 million, or 13.8%, to $2.1 million in the three months ended March 31, 2011, as compared to the same period in 2010. This resulted from increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants, which was offset by the conversion of 4 franchised restaurants in Venezuela into Company-operated restaurants since January 1, 2010.

     Set forth below are the margins for our franchised restaurants in the three months ended March 31, 2011, as compared to the same period in 2010. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Three Months Ended
	March 31,
	2011	2010
Brazil	64.6%	62.3%
Caribbean Division	48.2	72.9
NOLAD	37.9	36.7
SLAD	76.5	71.1
Total	64.8	64.6

General and Administrative Expenses

     General and administrative expenses increased by $18.4 million, or 36.5%, to $68.7 million in the three months ended March 31, 2011, as compared to the three months ended March 31, 2010. This increase was a consequence of the appreciation of most local currencies in the Territories against the U.S. dollar, increased payroll costs as a result of salary increases and the hiring of employees to fill new positions in expectation of continued growth, higher travel and professional services expenses due to our ongoing systems integration and shared service center implementation throughout the region, and a higher stock-based compensation related to our long-term incentive plan.

     In Brazil, general and administrative expenses increased by $5.7 million, or 37.9%, to $20.6 million in the three months ended March 31, 2011, as compared to the same period in 2010. This increase resulted primarily from higher payroll costs as a result of salary increases and the hiring of employees to fill new positions, and higher travel and professional services. In addition, the appreciation of the real against the U.S. dollar contributed to the increase.

     In the Caribbean division, general and administrative expenses increased by $0.5 million, or 10.4%, to $5.4 million in the three months ended March 31, 2011, as compared to the same period in 2010. This increase was mostly due to higher payroll expenses as a consequence of the hiring of employees to fill new positions.

     In NOLAD, general and administrative expenses increased by $0.3 million, or 4.5%, to $6.9 million in the three months ended March 31, 2011, as compared to the same period in 2010. This increase was mostly a consequence of the appreciation of the local currencies in Mexico and Costa Rica.

     In SLAD, general and administrative expenses increased by $4.4 million, or 36.1%, to $16.6 million in the three months ended March 31, 2011, as compared to the same period in 2010, primarily as a result of higher payroll, travel and professional expenses mainly in Argentina and Venezuela, countries that have inflation levels above those of the rest of the countries in the region. In addition, the appreciation of local currencies in the region against the U.S. dollar contributed to the increase.

     General and administrative expenses for Corporate and others increased by $7.5 million, or 64.5%, to $19.2 million in the three months ended March 31, 2011, as compared to the same period in 2010. This increase was mostly due to higher professional services expenses resulting from our ongoing systems integration and shared service center implementation throughout the region. On top of that, we had higher payroll expenses as a consequence of salary increases linked to Argentina’s inflation, as our corporate headquarters is located in Argentina, and a higher stock-based compensation related to our long-term incentive plan.

Other Operating Income (Expenses), Net

     Other operating income (expenses), net improved by $8.3 million, to a $2.7 million gain in the three months ended March 31, 2011, as compared to the same period in 2010. This improvement was primarily attributable to the sales of property and equipment in Brazil and Argentina, the collection of insurance claims in Chile and Venezuela, and a lower compensation expense in 2011 related to the equity award granted to our CEO.

Operating Income

	For the Three Months Ended
	March 31,
			%
			Increase
	2011	2010	(Decrease)
	(in thousands of U.S. dollars)
Brazil	$59,795	$49,318	21.2%
Caribbean division	354	1,565	(77.4)
NOLAD	(3,774)	(3,736)	1.0
SLAD	16,327	14,533	12.3
Corporate and others and purchase price
allocation	(12,121)	(8,964)	35.2
Total	60,581	52,716	14.9

     Operating income increased by $7.9 million, or 14.9%, to $60.6 million in the three months ended March 31, 2011, as compared to the three months ended March 31, 2010.

Net Interest Expense

     Net interest expense increased by $0.2 million, or 2.2%, to $9.8 million in the three months ended March 31, 2011, as compared to the same period in 2010.

Loss from Derivative Instruments

     Loss from derivative instruments decreased by $0.8 million, or 15.1%, to $4.3 million in the three months ended March 31, 2011, as compared to the same period of 2010, primarily due to changes in the fair market value of our cross-currency swaps as a result of changes in the Brazilian reais forward rate curve.

Foreign Currency Exchange Results

     Foreign currency exchange results improved by $2.5 million, to a $0.2 million loss in the three months ended March 31, 2011, as compared to the same period in 2010. This was a consequence of gains resulting from the effect of exchange rate fluctuations on foreign currency-denominated assets and liabilities.

Other Non-Operating Expenses, Net

     Other non-operating expenses, net decreased by $0.6 million to $0.4 million in the three months ended March 31, 2011, as compared to the same period in 2010, primarily because in 2010 we made a donation to Haiti due to the earthquake suffered by that country.

Income Tax Expense

     Income tax expense decreased by $1.7 million, or 14.2%, from $11.9 million in the three months ended March 31, 2010 to $10.2 million in the three months ended March 31, 2011. Our consolidated effective tax rate decreased by 12.5 percentage points to 22.3% in the three months ended March 31, 2011, as compared to the same period in 2010, as a result of (i) a lower effective tax rate expected for fiscal year 2011 when compared to the one expected in 2010 due to tax strategies implemented in Brazil and other countries, and (ii) a partial recovery of our valuation allowance related to our deferred tax assets.

Net Income Attributable to Non-controlling Interests

     Net income attributable to non-controlling interests for the three months ended March 31, 2011 was $0.11 million, without significant change when compared to $0.05 million for the three months ended March 31, 2010.

Net Income Attributable to Arcos Dorados Holdings Inc.

     As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $13.2 million, or 59.4%, to $35.5 million in the three months ended March 31, 2011, as compared to the same period in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

     Set forth below are our results of operations for the years ended December 31, 2010 and 2009. See “––Factors Affecting Comparability of Results––Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations.”

	For the Years Ended December 31%
			Increase
	2010	2009	(Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,894,466	$2,536,655	14.1%
Revenues from franchised restaurants	123,652	128,821	(4.0)
Total revenues	3,018,118	2,665,476	13.2

Company-operated restaurant expenses:
Food and paper	(1,023,464)	(929,718)	10.1
Payroll and employee benefits	(569,084)	(491,214)	15.9
Occupancy and other operating expenses	(765,777)	(667,438)	14.7
Royalty fees	(140,973)	(121,901)	15.6
Franchised restaurants – occupancy expenses	(37,634)	(42,327)	(11.1)
General and administrative expenses	(254,165)	(189,507)	34.1
Other operating expenses, net	(22,464)	(16,562)	35.6
Total operating costs and expenses	(2,813,561)	(2,458,667)	14.4
Operating income	204,557	206,809	(1.1)
Net interest expense	(41,613)	(52,473)	(20.7)
Loss from derivative instruments	(32,809)	(39,935)	(17.8)
Foreign currency exchange results	3,237	(14,098)	(123.0)
Other non-operating expenses, net	(23,630)	(1,240)	1,805.6
Income before income taxes	109,742	99,063	10.8
Income tax expense	(3,450)	(18,709)	(81.6)
Net income	106,292	80,354	32.3
Less: Net income attributable to non-controlling interests	(271)	(332)	(18.4)
Net income attributable to Arcos Dorados Holdings
Inc.	106,021	80,022	32.5

     Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in 2010 and 2009.

Systemwide Restaurants	For the Years Ended December 31,
	2010	2009
Systemwide restaurants at beginning of period	1,680	1,640
Restaurant openings	85	58
Restaurant closings	(10)	(18)
Systemwide restaurants at end of period	1,755	1,680

Company-operated Restaurants	For the Years Ended December 31,
	2010	2009
Company-operated restaurants at beginning of period	1,226	1,155
Restaurant openings	63	44
Restaurant closings	(9)	(16)
Net conversions of franchised restaurants to Company-operated restaurants(1)	12	43
Company-operated restaurants at end of period	1,292	1,226

Franchised Restaurants	For the Years Ended December 31,
	2010	2009
Franchised restaurants at beginning of period	454	485
Restaurant openings	22	14
Restaurant closings	(1)	(2)
Net conversions of franchised restaurants to Company-operated restaurants(1)	(12)	(43)
Franchised restaurants at end of period	463	454

(1) Includes three refranchisings of Company-operated restaurants in 2009.

Key Business Measures

     We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Year
Ended December 31,
2010
Arcos Dorados
Systemwide comparable sales growth	14.9%
Company-operated comparable sales growth	14.9
Franchised comparable sales growth	14.9

Systemwide Comparable Sales Growth by Division
Brazil	17.5%
Caribbean division	4.7
NOLAD	9.1
SLAD	16.1

Company-operated Comparable Sales Growth by Division
Brazil	17.0%

For the Year
Ended December 31,
2010
Caribbean division	6.1
NOLAD	10.4
SLAD	15.7

Franchised Comparable Sales Growth by Division
Brazil	18.8%
Caribbean division	1.5
NOLAD	6.7
SLAD	17.2

     Our comparable sales growth on a systemwide basis in 2010 was mainly driven by the increases in consumer spending caused by the improved macroeconomic conditions in almost all of the Territories as consumers sought out higher quality food and increased restaurant consumption. Average check growth caused 56% of the increase in comparable sales and resulted primarily from a shift in product mix in Brazil and price increases in line with or above inflation in most of the markets in SLAD. An increase in traffic caused 44% of the increase in comparable sales and was mainly driven by the increase in consumer spending. In addition, in 2009, our sales were negatively affected by certain events such as the swine flu outbreak in Mexico, Argentina and Chile and general strikes in Martinique and Guadeloupe, events that did not recur in 2010.

Average Restaurant Sales

	For the Years Ended
	December 31,
	2010	2009
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$2,288	$2,147
Company-operated average restaurant sales	2,299	2,131
Franchised average restaurant sales	2,257	2,189

     Our ARS improved in 2010 because of comparable sales growth of 14.9% and the appreciation of most currencies in the Territories against the U.S. dollar. This improvement, however, was more than offset by the change in the exchange rate used for purposes of translating our results of operations in Venezuela. See “—Factors Affecting Comparability of Results—Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations.”

Sales Growth

	For the Year Ended
	December 31, 2010
	(in nominal	(in constant
	terms)	currency)
Brazil	34.3%	20.6%
Caribbean division	3.8	5.2
NOLAD	19.2	12.6
SLAD	(20.2)	18.1
Total Systemwide Sales Growth	10.2	17.4

     In nominal terms, sales growth increased during 2010 due to comparable sales growth of 14.9%, the net addition of 115 restaurants systemwide since the beginning of 2009 and the positive impact of the appreciation of most currencies in the Territories against the U.S. dollar. This increase, however, was partially offset by the change in the exchange rate used for translating our results of operations in Venezuela. We had 1,292 Company-operated restaurants and 463 franchised restaurants as of December 31, 2010, compared to 1,226 Company-operated restaurants and 454 franchised restaurants as of December 31, 2009.

Revenues

	For the Years Ended
	December 31,		% Increase
	2010	2009	(Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,531,386	$1,156,818	32.4%
Caribbean division	248,470	232,583	6.8
NOLAD	287,920	224,566	28.2
SLAD	826,690	922,688	(10.4)
Total	2,894,466	2,536,655	14.1
Revenues from Franchised Restaurants
Brazil	$64,185	$43,924	46.1%
Caribbean division	12,147	12,191	(0.4)
NOLAD	17,097	15,767	8.4
SLAD	30,223	56,939	(46.9)
Total	123,652	128,821	(4.0)
Total Revenues
Brazil	$1,595,571	$1,200,742	32.9%
Caribbean division	260,617	244,774	6.5
NOLAD	305,017	240,333	26.9
SLAD	856,913	979,627	(12.5)
Total	3,018,118	2,665,476	13.2

Sales by Company-operated Restaurants

     Total sales by Company-operated restaurants increased by $357.8 million, or 14.1%, from $2,536.7 million in 2009 to $2,894.5 million in 2010. The 14.9% growth in Company-operated restaurants comparable sales, 56% of which resulted from a higher average check and the rest of which resulted from increased traffic, caused sales to increase by $383.8 million. In addition, sales by Company-operated restaurants increased by $174.8 million as a result of the appreciation of most currencies in the Territories against the U.S. dollar and by $77.0 million as a result of 82 net restaurant openings and the conversion of 55 franchised restaurants into Company-operated restaurants since the beginning of 2009. These increases in sales, however, were offset by the change in the exchange rate used for the translation of our results of operations in Venezuela, which decreased sales by Company-operated restaurants by $277.8 million.

     In Brazil, sales by Company-operated restaurants increased by $374.6 million, or 32.4%, to $1,531.4 million. The main causes of this growth were the 17.0% growth in Company-operated restaurants comparable sales and the appreciation of the real against the U.S. dollar, which represent $195.7 million and $155.6 million of the increase, respectively. Average check growth represented 69% of comparable sales growth and the rest resulted from increased traffic. Average check growth resulted primarily from a shift in product mix, as in 2010 we did not continue our promotional campaign for ice cream products, which generally have lower prices. The increase in traffic was driven by other promotional campaigns and the extension of operating hours as well as increases in consumer spending as a result of improved macroeconomic conditions. Twenty five net restaurant openings and the conversion of two franchised restaurants into Company-operated restaurants since the beginning of 2009 contributed $23.3 million to the increase in sales in Brazil.

     In the Caribbean division, sales by Company-operated restaurants increased by $15.9 million, or 6.8%, to $248.5 million. The 6.1% increase in Company-operated restaurants comparable sales contributed $14.3 million of the sales increase. Increased traffic, caused by our successful promotional campaign and the introduction of our breakfast menu in Puerto Rico, represented 66% of comparable sales growth, and the rest resulted from average check growth. In addition, general strikes in Martinique and Guadeloupe negatively impacted our sales in 2009, but did not recur in 2010. Even though we closed two Company-operated restaurants at the end of 2010, the opening of two Company-operated restaurants in 2009 and the conversion of two franchised restaurants into Company-operated restaurants since the beginning of 2009 increased sales by $6.4 million in 2010. These increases were partially offset by the depreciation of the euro, which is the local currency in various Territories in the Caribbean, against the U.S. dollar, which caused sales to decrease by $4.8 million.

     In NOLAD, sales by Company-operated restaurants increased by $63.4 million, or 28.2%, to $287.9 million. This growth was mainly explained by comparable sales growth of 10.4%, which caused sales in NOLAD to increase by $24.6 million. The increase in comparable sales resulted from increased traffic due to our value menu offerings in 2010 and the swine flu outbreak in April and May 2009 that forced us to partially or completely close most of our restaurants in Mexico for several weeks and had a negative impact on tourism in the country. Average check in NOLAD remained almost unchanged. In addition, 21 net restaurant openings, the conversion of 47 franchised restaurants into Company-operated restaurants since the beginning of 2009 and the appreciation of local currencies in Mexico and Costa Rica resulted in sales increases of $21.7 million and $17.0 million, respectively.

     In SLAD, sales by Company-operated restaurants decreased by $96.0 million, or 10.4%, to $826.7 million, due to the change in the exchange rate used for translating our results of operations in Venezuela. This change caused our results of operations in Venezuela for 2010 to be translated into U.S. dollars at a weighted average rate of 5.80 bolívares fuertes per U.S. dollar, while our results of operation for 2009 were translated into U.S. dollars using the official exchange rate of 2.15 bolívares fuertes per U.S. dollar. In constant currencies, SLAD’s sales by Company-operated restaurants grew by $174.8 million, mostly as a result of comparable sales growth of 15.7%, which represented a $149.2 million sales increase. The increase in comparable sales was caused almost equally by a higher average check and by increased traffic. The average check increased due to price increases in line with or above inflation in most of the markets in SLAD. The exception was Venezuela, where we were more conservative with our pricing policy as a consequence of the difficult economic situation. Traffic growth was caused primarily by improved macroeconomic conditions in most of the countries in SLAD, successful promotional campaigns, mainly in Argentina and Colombia, and the swine flu outbreaks in Argentina and Chile in 2009. In addition, sales grew $25.6 million due to the opening of 36 Company-operated restaurants and the conversion of four franchised restaurants into Company-operated restaurants since the beginning of 2009.

Revenues from Franchised Restaurants

     Our total revenues from franchised restaurants decreased by $5.2 million, or 4.0%, from $128.8 million in 2009 to $123.7 million in 2010 mostly due to the accounting change affecting the translation of our results of operations in Venezuela. On a constant currency basis, revenues from franchised restaurants increased by $23.4 million. The main contributor to this increase was comparable sales growth of 14.9%, which resulted in an increase in revenue of $18.4 million. In addition, increased rent revenues, as most of our franchise agreements provide for rent increases when sales increase, resulted in increased revenues from franchised restaurants of $3.7 million, respectively. The opening of 33 net franchised restaurants since the beginning of 2009, which was partially offset by the conversion of 55 franchised restaurants into Company-operated restaurants since the beginning of 2009, caused revenues from franchised restaurants to increase $1.4 million. The reason for this increase was that we opened most of the new franchised restaurants in Brazil while the majority of conversions of franchised restaurants into Company-operated restaurants occurred in Mexico, and sales per restaurant are higher in Brazil than in Mexico. In 2010, 73% and 27% of revenues from franchised restaurants were earned on the basis of a percentage of sales and on a flat fee basis, respectively, compared to 74% and 26%, respectively, in 2009.

     In Brazil, revenues from franchised restaurants increased by $20.3 million, or 46.1%, to $64.2 million primarily as a result of comparable sales growth of 18.8% and the appreciation of the real against the U.S. dollar, which explained $8.3 million and $6.5 million of the increase, respectively. In addition, 27 net franchised restaurants openings since the beginning of 2009 contributed $2.9 million of the increase, while higher sales increased rent by $2.6 million.

     In the Caribbean division, revenues from franchised restaurants remained almost unchanged, at $12.1 million in 2010 as compared to $12.2 million in 2009. This is despite the conversion of two franchised restaurants into Company-operated restaurants, which was offset by the increase in comparable sales and by an increase in rent resulting from increased sales. Franchised comparable sales growth was lower than that of Company-operated restaurants because the latter was driven by sales growth in Guadeloupe and Martinique, where there are only Company-operated restaurants.

     In NOLAD, revenues from franchised restaurants increased by $1.3 million, or 8.4%, to $17.1 million. This growth was caused by the 6.7% increase in comparable sales and by the appreciation of the Mexican peso against the U.S. dollar, which caused revenues from franchised restaurants to increase $0.9 million and $0.9 million, respectively. The increase in comparable sales resulted in an increase in rent of $0.5 million. Revenues were negatively impacted by the conversion of 47 franchised restaurants in Mexico to Company-operated restaurants since the beginning of 2009, which caused revenues from franchised restaurants to decrease by $0.9 million.

     In SLAD, revenues from franchised restaurants decreased by $26.7 million, or 46.9%, to $30.2 million due to the accounting change affecting the translation of our results of operations in Venezuela, which caused revenues to decrease by $36.0 million. On a constant currency basis, revenues from franchised restaurants increased by $9.3 million, mainly due to a 17.2% increase in comparable sales, which resulted in revenue growth of $9.0 million.

Operating Costs and Expenses

Food and Paper

     Our total food and paper costs increased by $93.7 million, or 10.1%, to $1,023.5 million in 2010, as compared to 2009. As a percentage of our total sales by Company-operated restaurants, food and paper costs decreased 1.3 percentage points to 35.4%, mainly as a consequence of the appreciation of most currencies in the Territories against the U.S. dollar, as approximately 25% of our food and paper raw materials and 100% of our Happy Meal toys are imported and paid for in U.S. dollars while our revenues are generated in local currencies.

     In Brazil, food and paper costs increased by $106.8 million, or 26.7%, to $506.6 million. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 1.5 percentage points to 33.1%, primarily as a result of the appreciation of the Brazilian real against the U.S. dollar.

     In the Caribbean division, food and paper costs increased by $1.7 million, or 2.1%, to $81.4 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 1.5 percentage points to 32.8% because we were able to increase prices at a higher rate than that at which our food and paper costs increased. In addition, in 2009 we had inventory losses resulting from the general strikes that occurred in Martinique and Guadeloupe, an event that did not recur in 2010.

     In NOLAD, food and paper costs increased by $23.2 million, or 24.0%, to $120.1 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs decreased 1.4 percentage points to 41.7% mainly as a consequence of the appreciation of the local currencies in Mexico and Costa Rica against the U.S. dollar.

     In SLAD, food and paper costs decreased by $35.6 million, or 10.2%, to $312.6 million. On a constant currency basis, food and paper costs increased by $79.4 million, or 22.8%, to $427.6 million largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs remained almost unchanged at 37.8%.

Payroll and Employee Benefits

     Our total payroll and employee benefits costs increased by $77.9 million, or 15.9%, to $569.1 million in 2010, as compared to 2009. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.3 percentage points to 19.7%. This slight increase is mostly attributable to wage increases that outpaced our sales growth in several markets, which offset both the positive impact of sales growth on the fixed portion of our payroll costs and increased operational efficiency. Wages increased mostly due to government-mandated minimum wage increases in several Territories.

     In Brazil, payroll and employee benefits costs increased by $74.3 million, or 34.5%, to $289.7 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.3 percentage points to 18.9% mostly because we increased the hourly rate for our night crew to improve staffing levels during that shift.

     In the Caribbean division, payroll and employee benefits costs increased by $4.4 million, or 7.0%, to $67.7 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs remained almost unchanged at 27.3%.

     In NOLAD, payroll and employee benefits costs increased by $8.9 million, or 23.9%, to $46.1 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs decreased 0.6 percentage points to 16.0% driven by increased operational efficiency and the effect of higher sales in Mexico.

     In SLAD, payroll and employee benefits costs decreased by $9.8 million, or 5.6%, to $165.6 million. On a constant currency basis, payroll and employee benefits costs increased by $39.5 million, or 22.5%, to $214.8 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.0 percentage points to 20.0% as a result of wage increases that outpaced our sales growth, mainly in Argentina and Venezuela.

Occupancy and Other Operating Expenses

     Our total occupancy and other operating expenses increased by $98.3 million, or 14.7%, to $765.8 million in 2010, as compared to 2009, largely in line with the increase in sales. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.1 percentage points to 26.5%. This slight increase is mostly attributable to the increased weight of Brazil’s higher-than-average occupancy and other operating expenses as a percentage of sales in our total occupancy and other operating expenses in 2010, as compared to 2009.

     In Brazil, occupancy and other operating expenses increased by $102.0 million, or 31.9%, to $421.5 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.1 percentage points to 27.5% mainly because sales volumes increased while a portion of these expenses remained fixed.

     In the Caribbean division, occupancy and other operating expenses increased by $5.2 million, or 9.0%, to $62.8 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 0.5 percentage points to 25.3% as a result of higher utility expenses, mainly in Puerto Rico.

     In NOLAD, occupancy and other operating expenses increased by $18.3 million, or 23.5%, to $96.2 million, largely in line with the increase in sales. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 1.3 percentage points to 33.4% mainly because sales volumes increased, while a portion of these expenses remained fixed.

     In SLAD, occupancy and other operating expenses decreased by $24.5 million, or 10.4%, to $211.9 million. On a constant currency basis, occupancy and other operating expenses increased by $46.3 million, or 19.6%, to $282.7 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses remained unchanged at 25.6%.

Royalty Fees

     Our total royalty fees increased by $19.1 million, or 15.6%, to $141.0 million in 2010, as compared to 2009, in line with the increase in our sales by Company-operated restaurants.

     In Brazil, royalty fees increased by $19.2 million, or 34.3%, to $75.1 million in 2010, as compared to 2009, in line with the increase in sales by Company-operated restaurants.

     In the Caribbean division, royalty fees increased by $0.8 million, or 6.8%, to $12.2 million in 2010, as compared to 2009, in line with the increase in sales by Company-operated restaurants.

     In NOLAD, royalty fees increased by $3.6 million, or 35.1%, to $13.8 million in 2010, as compared to 2009. As a percentage of the division’s sales by Company-operated restaurants, royalty fees increased 0.2 percentage points to 4.8% because McDonald’s waived April 2009 royalties in Mexico due to the swine flu outbreak.

     In SLAD, royalty fees decreased by $4.5 million, or 10.1%, to $39.8 million in 2010, as compared to 2009. On a constant currency basis, royalty fees increased by $8.3 million, or 18.8%, to $52.6 million in line with the increase in sales by Company-operated restaurants.

Franchised Restaurants — Occupancy Expenses

     Occupancy expenses from franchised restaurants decreased by $4.7 million, or 11.1%, to $37.6 million in 2010, as compared to 2009, primarily due to the accounting change affecting the translation of our results of operations in Venezuela and the conversion of 55 franchised restaurants, primarily in Mexico, into Company-operated restaurants since the beginning of 2009, which resulted in decreased rent expenses for leased properties.

     In Brazil, occupancy expenses from franchised restaurants increased by $4.8 million, or 24.6%, to $24.1 million in 2010, as compared to 2009, primarily due to increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

     In the Caribbean division, occupancy expenses from franchised restaurants remained almost unchanged at $3.5 million in 2010, as compared to 2009.

     In NOLAD, occupancy expenses from franchised restaurants decreased by $0.6 million, or 6.1%, to $10.0 million in 2010, as compared to 2009, primarily due to the conversion of 47 franchised restaurants in Mexico into Company-operated restaurants since the beginning of 2009.

     In SLAD, occupancy expenses from franchised restaurants decreased by $4.0 million, or 34.7%, to $7.6 million in 2010, as compared to 2009. On a constant currency basis, occupancy expenses from franchised restaurants increased by $4.3 million, or 37.4%, to $16.0 million, primarily due to increased rent expenses for leased properties as a consequence of the increase in sales from franchised restaurants.

     Set forth below are the margins for our franchised restaurants in 2010 and 2009. The margin for our franchised restaurants is expressed as a percentage and is equal to the difference between revenues from franchised restaurants and occupancy expenses from franchised restaurants, divided by revenues from franchised restaurants.

	For the Years Ended December 31,
	2010	2009
Brazil	62.4%	56.0%
Caribbean Division	71.4	70.2
NOLAD	41.4	32.4
SLAD	74.9	79.6
Total	69.6	67.1

General and Administrative Expenses

     General and administrative expenses increased by $64.7 million, or 34.1%, to $254.2 million in 2010, as compared to 2009. This increase was a consequence of the appreciation of most local currencies in the Territories against the U.S. dollar, increased payroll costs as a result of salary increases and the hiring of employees to fill new corporate positions in expectation of continued growth, and higher travel and professional services expenses. In addition, in 2010 we recorded an incremental compensation expense related to a change in the valuation formula of our 2008 long-term incentive plan of $15.6 million. See Note 16 to our consolidated financial statements. This increase was partially offset by the accounting change affecting the translation of our results of operations in Venezuela.

     In Brazil, general and administrative expenses increased by $13.7 million, or 22.5%, to $74.8 million in 2010, as compared to 2009. This increase resulted primarily from the appreciation of the real against the U.S. dollar and, to a lesser extent, from higher payroll and travel expenses as a consequence of the hiring of employees to fill new positions. In addition, in 2010 our variable compensation accrual increased in line with our improved results for this division for 2010, as compared to 2009.

     In the Caribbean division, general and administrative expenses increased by $2.7 million, or 14.6%, to $20.8 million in 2010, as compared to 2009. This increase was mostly due to higher payroll and travel expenses as a consequence of the hiring of employees to fill new positions.

     In NOLAD, general and administrative expenses increased by $2.7 million, or 11.6%, to $26.4 million in 2010, as compared to 2009. This increase was mostly a consequence of the appreciation of the local currencies in Mexico and Costa Rica.

     In SLAD, general and administrative expenses decreased by $0.8 million, or 1.5%, to $54.0 million in 2010, as compared to 2009. On a constant currency basis, general and administrative expenses increased by $20.3 million, or 37.0%, to $75.1 million primarily as a result of higher payroll, travel and professional expenses mainly in Argentina and Venezuela, countries that have inflation levels above those of the rest of the countries in the region. In addition, in 2010 our variable compensation accrual increased in some countries, because we had better results in 2010, as compared to 2009.

     General and administrative expenses for Corporate and others increased by $46.4 million, or 145.9%, to $78.2 million in 2010, as compared to 2009. This increase was mostly due to higher payroll and travel expenses as a consequence of the hiring of employees to fill new corporate positions and salary increases linked to Argentina’s inflation, as our corporate headquarters is located in Argentina. In addition, we had higher professional services expenses resulting from our ongoing systems integration and shared service center implementation throughout the region. In 2010, we recorded an incremental compensation expense related to a change in the valuation formula of our 2008 long-term incentive plan of $15.6 million. See Note 16 to our consolidated financial statements.

Other Operating Expenses, Net

     Other operating expenses, net increased by $5.9 million, or 35.6%, to $22.5 million in 2010, as compared to 2009. This increase was primarily attributable to a higher compensation expense related to the equity award granted to our CEO for $12.1 million, which was offset partially by lower charges for contingencies and other expenses.

Operating Income

	For the Years Ended December 31,
	2010	2009	(Decrease)
	(in thousands of U.S. dollars)
Brazil	$208,102	$127,291	63.5%
Caribbean division	11,189	10,448	7.1
NOLAD	(16,718)	(17,252)	(3.1)
SLAD	66,288	108,261	(38.8)
Corporate and others and purchase price allocation	(64,304)	(21,939)	193.1
Total	204,557	206,809	(1.1)

 Operating income decreased by $2.3 million, or 1.1%, to $204.6 million in 2010, as compared to 2009.

Net Interest Expense

     Net interest expense decreased by $10.9 million, or 20.7%, to $41.6 million in 2010, as compared to 2009, primarily due to a decrease of $4.5 million in the interest expense related to our short-term indebtedness denominated in local currency and an increase of $1.4 million in the interest income on our short-term investments. The decrease in our interest expense resulted from the refinancing of most of our short-term debt with long-term debt.

     In October 2009, we issued the 2019 notes in an amount of $450 million at a fixed rate of 7.5% per annum to prepay the amounts outstanding under our credit agreement and certain other short-term debt. Due to the increase in the principal amount and interest rate of our long-term debt, the related interest expense increased by $9.3 million in 2010 as compared to 2009, but this increase was more than offset by the acceleration of the amortization of deferred financing costs of $10.8 million incurred in 2009 in connection with the repayment of the credit agreement. In addition, in 2009 we maintained an interest rate swap in order to hedge our LIBOR exposure under the credit agreement, which generated a loss of $4.6 million in 2009. Due to the prepayment of the credit agreement, we settled the related interest rate swap in October 2009 and had no such interest expense in 2010.

Loss from Derivative Instruments

     Loss from derivative instruments decreased by $7.1 million, or 17.8%, to $32.8 million in 2010, as compared to 2009, primarily due to changes in the fair market value of our cross-currency swaps as a result of changes in the Brazilian reais forward rate curve.

Foreign Currency Exchange Results

     Foreign currency exchange results improved by $17.3 million, to a $3.2 million gain in 2010, as compared to 2009. This was a consequence of decreased losses generated by the purchases of U.S. dollars as part of the bond-based exchange process in Venezuela, which was partially offset by decreased gains resulting from the effect of exchange rate fluctuations on foreign currency-denominated assets and liabilities.

Other Non-Operating Expenses, Net

     Other non-operating expenses, net increased by $22.4 million to $23.6 million in 2010, as compared to 2009, primarily due to an agreement reached with McDonald’s Corporation in connection with the indemnification for certain disputes with Brazilian tax authorities that were included in an amnesty program in 2010, which resulted in a loss of $22.5 million. See Note 17 to our consolidated financial statements.

Income Tax Expense

     Income tax expense decreased by $15.3 million, or 81.6%, from $18.7 million in 2009 to $3.5 million in 2010, resulting primarily from the reversal of our valuation allowance related to our deferred tax assets mainly in Brazil where the significant improvements in our operations led us to conclude that the valuation allowance was no longer required. As a consequence of this reversal, our consolidated effective tax rate decreased by 15.7 percentage points to 3.1% in 2010, as compared to 2009.

Net Income Attributable to Non-controlling Interests

     Net income attributable to non-controlling interests remained almost unchanged at $0.3 million in 2010, as compared to 2009.

Net Income Attributable to Arcos Dorados Holdings Inc.

     As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. increased by $26.0 million, or 32.5%, to $106.0 million in 2010, as compared to 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Set forth below are our results of operations for the years ended December 31, 2009 and 2008.

	For the Years Ended December 31,
			%
			Increase
	2009	2008	(Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated restaurants	$2,536,655	$2,480,897	2.2%
Revenues from franchised restaurants	128,821	125,945	2.3
Total revenues	2,665,476	2,606,842	2.2

Company operated restaurant expenses:
Food and paper	(929,718)	(902,305)	3.0
Payroll and employee benefits	(491,214)	(461,602)	6.4
Occupancy and other operating expenses	(667,438)	(647,152)	3.1
Royalty fees	(121,901)	(118,980)	2.5
Franchised restaurants – occupancy expenses	(42,327)	(42,416)	(0.2)
General and administrative expenses	(189,507)	(186,098)	1.8
Other operating expenses, net	(16,562)	(26,095)	(36.5)
Total operating costs and expenses	(2,458,667)	(2,384,648)	3.1
Operating income	206,809	222,194	(6.9)
Net interest expense	(52,473)	(26,272)	99.7
Loss from derivative instruments	(39,935)	(2,620)	1,424.2
Foreign currency exchange results	(14,098)	(74,884)	(81.2)
Other non-operating expenses, net	(1,240)	(1,934)	(35.9)
Income before income taxes	99,063	116,484	(15.0)
Income tax expense	(18,709)	(12,067)	55.0
Net income	80,354	104,417	(23.0)
Less: Net income attributable to non-controlling
interests	(332)	(1,375)	(75.9)
Net income attributable to Arcos Dorados Holdings Inc.	80,022	103,042	(22.3)

     Set forth below is a summary of changes to our systemwide, Company-operated and franchised restaurant portfolios in the years ended December 31, 2009 and 2008.

	For the Years Ended
Systemwide Restaurants	December 31,
	2009	2008
Systemwide restaurants at beginning of period	1,640	1,593
Restaurant openings	58	64
Restaurant closings	(18)	(17)
Systemwide restaurants at end of period	1,680	1,640

	For the Years Ended
Company-operated Restaurants	December 31,
	2009	2008
Company-operated restaurants at beginning of period	1,155	1,092
Restaurant openings	44	43
Restaurant closings	(16)	(16)
Net conversions of franchised restaurants to Company-operated restaurants(1)	43	36
Company-operated restaurants at end of period	1,226	1,155

	For the Years Ended
Franchised Restaurants	December 31,
	2009	2008
Franchised restaurants at beginning of period	485	501
Restaurant openings	14	21
Restaurant closings	(2)	(1)
Net conversions of franchised restaurants to Company-operated restaurants(1)	(43)	(36)
Franchised restaurants at end of period	454	485

(1) Includes three refranchisings of Company-operated restaurants in 2009 and one refranchising in 2008.

Key Business Measures

     We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a systemwide basis.

Comparable Sales

For the Year Ended
December 31, 2009
Arcos Dorados
Systemwide comparable sales growth	5.5%
Company-operated comparable sales growth	5.5
Franchised comparable sales growth	5.4

Systemwide Comparable Sales Growth by Division
Brazil	2.7%
Caribbean division	4.2
NOLAD	(1.7)
SLAD	12.2

For the Year Ended
December 31, 2009

Company-operated Comparable Sales Growth by Division
Brazil	2.5%
Caribbean division	4.3
NOLAD	—
SLAD	11.7

Franchised Comparable Sales Growth by Division
Brazil	3.3%
Caribbean division	3.9
NOLAD	(4.6)
SLAD	13.8

     Our comparable sales growth on a systemwide basis during 2009 was primarily the result of a moderate increase in average check, offset in part by reduced traffic. In some markets, however, comparable sales were negatively affected by even greater decreases in traffic due to particular events, such as the swine flu epidemic in Mexico, Argentina and Chile and the general strikes in Guadeloupe and Martinique.

Average Restaurant Sales

	For the Year Ended
	December 31,
	2009	2008
	(in thousands of U.S. dollars)
Systemwide average restaurant sales	$2,147	$2,186
Company-operated average restaurant sales	2,131	2,208
Franchised average restaurant sales	2,189	2,134

     Our ARS deterioration during 2009 was primarily due to the depreciation of most regional local currencies against the U.S. dollar, as full year weighted average exchange rates for 2009 were higher than the ones for 2008. This was partially offset by positive comparable sales growth of 5.5%, which increased for the reasons discussed in the prior paragraph.

Sales Growth

	For the Year Ended
	December 31, 2009
	(in nominal	(in constant
	terms)	currency)
Brazil	(2.4)%	5.1%
Caribbean division	4.6	5.7
NOLAD	(12.3)	1.8
SLAD	9.2	15.4
Total Systemwide Sales Growth	0.9	8.2

     In nominal terms, sales growth showed a slight increase during 2009, as comparable sales growth and 87 net restaurant openings systemwide since the beginning of 2008 offset the depreciation of most local currencies. We had 1,226 Company-operated restaurants and 454 franchised restaurants as of December 31, 2009, compared to 1,155 Company-operated restaurants and 485 franchised restaurants as of December 31, 2008.

Revenues

	For the Years Ended December 31,
			% Increase
	2009	2008	(Decrease)
	(in thousands of U.S. dollars)
Sales by Company-operated Restaurants
Brazil	$1,156,818	$1,194,340	(3.1)%
Caribbean division	232,583	220,045	5.7
NOLAD	224,566	208,978	7.5
SLAD	922,688	857,534	7.6
Total	2,536,655	2,480,897	2.2

Revenues from Franchised Restaurants
Brazil	$43,924	$42,868	2.5%
Caribbean division	12,191	11,689	4.3
NOLAD	15,767	23,105	(31.8)
SLAD	56,939	48,283	17.9
Total	128,821	125,945	2.3

Total Revenues
Brazil	$1,200,742	$1,237,208	(2.9)%
Caribbean division	244,774	231,734	5.6
NOLAD	240,333	232,083	3.6
SLAD	979,627	905,817	8.1
Total	2,665,476	2,606,842	2.2

Sales by Company-operated Restaurants

     Total sales by Company-operated restaurants increased by $55.8 million, or 2.2%, from $2,480.9 million in 2008 to $2,536.7 million in 2009. This growth was the result of an increase of 5.5% in Company-operated comparable sales and 55 net Company-operated restaurant openings and the conversion of 79 franchised restaurants to Company-operated restaurants since the beginning of 2008, resulting in sales increases of $139.7 million and $108.2 million, respectively. The comparable sales growth was caused mainly by a 6.8% increase in average check, offset in part by reduced traffic. These increases in sales, however, were offset in large part by the depreciation of local currencies against the U.S. dollar, which decreased sales by $192.1 million.

     In Brazil, sales by Company-operated restaurants decreased by $37.5 million, or 3.1%, to $1,156.8 million, primarily as a result of the depreciation of the real, which caused sales to decrease by $89.2 million. This decrease was partially offset by Company-operated comparable sales growth of 2.5% and by eight net Company-operated restaurant openings and the conversion of two franchised restaurants into Company-operated restaurants since the beginning of 2008, which resulted in sales increases of $29.6 million and $22.0 million, respectively. Average check growth represented 64% of comparable sales growth, and the rest was caused by increased traffic due to the successful introduction of the Big Pleasures, Small Prices promotion, where we offer a rotating selection of our existing products at reduced prices.

     In the Caribbean division, sales by Company-operated restaurants increased by $12.5 million, or 5.7%, to $232.6 million mostly due to comparable sales increase of 4.3%, which resulted in a sales increase of $9.6 million. The successful “McCombo del Día” (“McCombo of the Day”) promotional campaign and our breakfast menu in Puerto Rico were the main causes of comparable sales growth, which was partially offset by the general strikes that occurred in Martinique and Guadeloupe during February and March of 2009. Average check growth represented 56% of the increase in Company-operated comparable sales. In addition, the opening of four net Company-operated restaurants and the conversion of two franchised restaurants into Company-operated restaurants since the beginning of 2008 resulted in a sales increase of $6.5 million. The depreciation of the euro against the U.S. dollar resulted in a sales decrease, which decreased sales by $3.6 million.

     In NOLAD, sales by Company-operated restaurants increased by $15.6 million, or 7.5%, to $224.6 million as a result of the conversion of 75 franchised restaurants in Mexico to Company-operated restaurants and 19 net Company-operated restaurant openings. This increase was partially offset by the depreciation of local currencies in Mexico and Costa Rica, which caused sales to decrease by $33.0 million. In spite of a positive change in Costa Rica and Panama, NOLAD’s comparable sales were unchanged due to the swine flu outbreak in Mexico, resulting in lower traffic due to the total or partial closing of most of our restaurants for several weeks in April and May of 2009. In addition, the Mexican economy was heavily impacted by the recession in the U.S., and its recovery lagged that of the rest of the Territories. The 1.2% decrease in traffic was offset by an equal increase in average check.

     In SLAD, sales by Company-operated restaurants increased by $65.2 million, or 7.6%, to $922.7 million due primarily to a comparable sales increase of 11.7% and 24 net Company-operated restaurant openings since the beginning of 2008, which caused sales growth of $100.3 million and $31.2 million, respectively. Comparable sales growth came from Argentina, Venezuela and Colombia, where we were able to increase average check at the same rate as, or higher than, inflation due to the strength and appeal of our brand and was partially reduced by the negative impact on traffic of the swine flu in Argentina and Chile in 2009. In 2009, average check grew 17.2%, but traffic decreased 4.7%. The increase in sales in SLAD was offset in party by the depreciation of local currencies against the U.S. dollar, which caused sales to decrease by $66.4 million.

Revenues from Franchised Restaurants

     Our total revenues from franchised restaurants increased by $2.9 million, or 2.3%, from $125.9 in 2008 to $128.8 million in 2009 mostly as a consequence of comparable sales growth of 5.4% and rent increases resulting from the increase in sales and the elimination of rent reliefs in 2009. These two factors caused revenue increases of $7.5 million and $3.7 million, respectively. The depreciation of local currencies against the U.S. dollar and the conversion of 79 franchised restaurants to Company-operated restaurants since the beginning of 2008 resulted in revenue decreases of $7.3 million and $1.0 million, respectively. In 2009, 25% and 75% of revenues from franchised restaurants were earned on a flat fee basis and on the basis of a percentage of sales, respectively, compared to 26% and 74%, respectively, in 2008.

     In Brazil, revenues from franchised restaurants increased by $1.1 million, or 2.5%, to $43.9 million as a result of 17 net franchised restaurant openings since the beginning of 2008, comparable sales growth of 3.3% and rent increases due to increased sales, resulting in revenue growth of $1.7 million, $1.4 million and $1.3 million, respectively. This revenue growth was partially offset by the depreciation of the real, which caused revenues to decrease by $3.4 million.

     In the Caribbean division, revenues from franchised restaurants increased by $0.5 million, or 4.3%, to $12.2 million as a result of the 3.9% growth in comparable sales and an increase in rent due to increased sales.

     In NOLAD, revenues from franchised restaurants decreased by $7.3 million, or 31.8%, to $15.8 million mostly due to the conversion of 75 franchised restaurants in Mexico to Company-operated restaurants since the beginning of 2008 and the 4.6% decrease in comparable sales from franchised restaurants, which together decreased revenues by $3.6 million and $0.8 million, respectively. In addition, the depreciation of local currencies against the U.S. dollar in Mexico and in Costa Rica resulted in a decrease in revenues of $2.9 million.

     In SLAD, revenues from franchised restaurants increased by $8.7 million, or 17.9%, to $56.9 million due to 13.8% growth in comparable sales, rent increases due to the increase in sales and the elimination of rent reliefs and six net franchised restaurant openings, which resulted in revenue increases of $6.5 million, $2.2 million and $1.1 million, respectively. This increase was partially offset by the depreciation of local currencies against the U.S. dollar, which decreased revenues by $1.1 million.

Operating Costs and Expenses

Food and Paper

     Our total food and paper costs increased by $27.4 million, or 3.0%, to $929.7 million in 2009, as compared to 2008. As a percentage of our total sales by Company-operated restaurants, food and paper costs increased 0.3 percentage points to 36.7%.

     In Brazil, food and paper costs decreased by $27.2 million, or 6.4%, to $399.8 million. As a percentage of Brazil’s sales by Company-operated restaurants, food and paper costs decreased 1.2 percentage points to 34.6% due to a reduction in the price of beef and operating efficiencies, which offset the effect of the depreciation of the real against the U.S. dollar on the cost of imported food and paper products.

     In the Caribbean division, food and paper costs increased by $5.5 million, or 7.3%, to $79.7 million largely in line with sales increases. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 0.5 percentage points to 34.3% mainly because of inventory losses in Guadeloupe and Martinique during the general strikes.

     In NOLAD, food and paper costs increased by $11.9 million, or 14.0%, to $96.9 million, due to the depreciation of the local currencies in Mexico and Costa Rica. As a percentage of the division’s sales by Company-operated restaurants, food and paper costs increased 2.5 percentage points to 43.2% mainly as a consequence of our promotional strategy implemented in Mexico to maintain sales volume through a product mix with lower percentage margins.

     In SLAD, food and paper costs increased by $29.1 million, or 9.1%, to $348.2 million. As a percentage of the SLAD division’s sales by Company-operated restaurants, food and paper costs increased 0.5 percentage points to 37.7%, primarily because of the increase in the number of items in Venezuela that we were not able to purchase at the official exchange rate and, to a lesser extent, the depreciation of most of this division’s local currencies.

Payroll and Employee Benefits

     Our total payroll and employee benefits costs increased by $29.6 million, or 6.4%, to $491.2 million in 2009, as compared to 2008. As a percentage of our total sales by Company-operated restaurants, payroll and employee benefits costs increased 0.8 percentage points to 19.4%. This increase can be mostly attributed to wage inflation in several markets that was higher than our sales growth, and to a decrease in traffic caused by one-time events such as the swine flu epidemic in Mexico, Argentina and Chile and general strikes in Guadeloupe and Martinique.

     In Brazil, payroll and employee benefits costs decreased by $1.8 million, or 0.8%, to $215.4 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 0.4 percentage points to 18.6% mostly because wages increased slightly more than our average prices.

     In the Caribbean division, payroll and employee benefits costs increased by $5.8 million, or 10.1%, to $63.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.1 percentage points to 27.2% mainly due to minimum wage increases in Puerto Rico and wage increases granted to employees in Guadeloupe and Martinique after the general strike.

     In NOLAD, payroll and employee benefits costs increased by $5.1 million, or 16.0%, to $37.2 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs increased 1.2 percentage points to 16.6%. Even though traffic decreased due to the swine flu epidemic in Mexico, we maintained fully staffed restaurants. In addition, to improve service quality, we increased the number of crew employees in the last quarter of 2008.

     In SLAD, payroll and employee benefits costs increased by $20.5 million, or 13.3%, to $175.3 million. As a percentage of the division’s sales by Company-operated restaurants, payroll and employee benefits costs Occupancy and Other Operating Expenses increased 0.9 percentage points to 19.0% as wage increases outpaced our sales growth and there were certain changes in labor regulations in several markets that increased labor costs.

Occupancy and Other Operating Expenses

     Our total occupancy and other operating expenses increased by $20.3 million, or 3.1%, to $667.4 million in 2009, as compared to 2008, largely in line with our increase in sales. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses increased 0.2 percentage points to 26.3%.

     In Brazil, occupancy and other operating expenses decreased by $24.1 million, or 7.0%, to $319.5 million. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses decreased 1.2 percentage points to 27.6%, mainly as a result of a decrease in the use of operating supplies and advertising.

     In the Caribbean division, occupancy and other operating expenses increased by $1.3 million, or 2.3%, to $57.6 million. As a percentage of our total sales by Company-operated restaurants, occupancy and other operating expenses decreased 0.8 percentage points to 24.8%, mainly as a result of a decrease in advertising and a reduction in energy costs in Puerto Rico.

     In NOLAD, occupancy and other operating expenses increased by $10.1 million, or 14.9%, to $77.9 million, largely due to higher advertising and maintenance expenses. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 2.2 percentage points to 34.7% as a result of lower sales volumes due to the swine flu epidemic in Mexico and the increase in expenses described above.

     In SLAD, occupancy and other operating expenses increased by $29.0 million, or 14.0%, to $236.4 million, largely due to higher maintenance and repair and outside services expenses due to the effect of local currency depreciation on the imported portion of these expenses. As a percentage of the division’s sales by Company-operated restaurants, occupancy and other operating expenses increased 1.4 percentage points to 25.6%. This increase was mainly the result of the cost increases described above, which outpaced our sales growth.

Royalty Fees

     Our total royalty fees increased by $2.9 million, or 2.5%, to $121.9 million in 2009, as compared to 2008, in line with the increase in our sales by Company-operated restaurants.

     In Brazil, royalty fees decreased by $1.1 million, or 2.0%, to $55.9 million in 2009, as compared to 2008, in line with the decrease in sales by Company-operated restaurants.

     In the Caribbean division, royalty fees increased by $0.6 million, or 5.8%, to $11.4 million in 2009, as compared to 2008, in line with the increase in sales by Company-operated restaurants.

     In NOLAD, royalty fees increased by $0.3 million, or 3.0%, to $10.2 million in 2009, as compared to 2008. As a percentage of the division’s sales by Company-operated restaurants, royalty fees decreased 0.2 percentage points to 4.6% because McDonald’s waived April 2009 royalties in Mexico due to the swine flu outbreak.

     In SLAD, royalty fees increased by $3.1 million, or 7.6%, to $44.3 million in 2009, as compared to 2008, in line with the increase in sales by Company-operated restaurants.

Franchised Restaurants—Occupancy Expenses

     Occupancy expenses from franchised restaurants in 2009, at $42.3 million, were essentially unchanged from those in 2008.

     In Brazil, occupancy expenses from franchised restaurants increased by $0.4 million, or 2.2%, to $19.3 million in 2009, as compared to 2008, in line with the increase in revenues from franchised restaurants.

     In the Caribbean division, occupancy expenses from franchised restaurants increased by $0.1 million, or 4.3%, to $3.6 million in 2009, as compared to 2008, in line with the increase in revenues from franchised restaurants.

     In NOLAD, occupancy expenses from franchised restaurants decreased by $4.1 million, or 27.9%, to $10.7 million in 2009, as compared to 2008, as a result of the conversion of 75 franchised restaurants in Mexico to Company-operated restaurants from January 2008 to December 31, 2009.

     In SLAD, occupancy expenses from franchised restaurants increased by $1.5 million, or 14.7%, to $11.6 million in 2009, as compared to 2008, in line with the increase in revenues from franchised restaurants.

Set forth below are the margins for our franchised restaurants for the years ended December 31, 2009 and 2008.

	For the Years Ended December 31,
	2009	2008
Brazil	56.0%	55.8%
Caribbean Division	70.2	70.1
NOLAD	32.4	36.0
SLAD	79.6	79.0
Total	67.1	66.3

General and Administrative Expenses

     General and administrative expenses increased by $3.4 million, or 1.8%, to $189.5 million in 2009, as compared to 2008. This increase was a consequence of higher payroll costs and the hiring of new corporate staff in order to meet the additional demands of our expected growth, which offset the positive effect of the depreciation of most local currencies.

     In Brazil, general and administrative expenses increased by $1.3 million, or 2.2%, to $61.1 million in 2009, as compared to 2008. This increase was primarily due to higher payroll costs as a result of increased variable compensation accrual, and was partially offset by the depreciation of the real against the U.S. dollar.

     In the Caribbean division, general and administrative expenses increased by $1.3 million, or 7.6%, to $18.1 million in 2009, as compared to 2008. This increase was mostly due to higher payroll expenses.

     In NOLAD, general and administrative expenses decreased by $2.2 million, or 8.5%, to $23.7 million in 2009, as compared to 2008. This decrease was mostly a consequence of the depreciation of local currencies in Mexico and Costa Rica.

     In SLAD, general and administrative expenses increased by $1.9 million, or 3.5%, to $54.8 million in 2009, as compared to 2008, primarily as a result of higher payroll costs driven by salary increases linked to Argentina’s and Venezuela’s inflation. This was partially offset by the depreciation of local currencies against the U.S. dollar in most of SLAD’s countries.

     General and administrative expenses in Corporate and others increased by $1.1 million, or 3.2%, to $36.1 million in 2009, as compared to 2008. This increase was mostly a consequence of the hiring of new corporate staff in order to meet the additional demands of our expected growth,

Other Operating Expenses, Net

     Other operating expenses, net decreased by $9.5 million, or 36.5%, to $16.6 million in 2009, as compared to 2008. The decrease was primarily attributable to higher gains from property and equipment sales and lower compensation expense related to the equity award to our CEO in 2009, partially offset by a higher amount of write-offs of property and equipment. In addition, in 2008 we made a one-time severance payment to a supplier.

Operating Income

	For the Years ended December 31,
			% Increase
	2009	2008	(Decrease)
	(in thousands of U.S. dollars)
Brazil	$127,291	$102,819	23.8%
Caribbean division	10,448	12,454	(16.1)
NOLAD	(17,252)	(4,863)	254.8
SLAD	108,261	119,716	(9.6)
Corporate and others and purchase price
allocation	(21,939)	(7,932)	176.6
Total	206,809	222,194	(6.9)

Operating income decreased by $15.4 million, or 6.9%, to $206.8 million in 2009, as compared to 2008.

Net Interest Expense

Net interest expense increased by $26.2 million, or 99.7%, to $52.5 million in year 2009, as compared to 2008.

     In October 2009, we issued the 2019 notes in an amount of $450 million at a fixed rate of 7.5% per annum to prepay the amounts outstanding under the credit agreement and certain other short-term debt. The increase in the amount of net interest expense is primarily due to the a higher amount of interest on our long-term debt ($8.3 million) and to an increase in the amount of short-term indebtedness denominated in local currency maintained by us during most part of the year, until it was mostly prepaid with the bond issuance ($8.0 million).

     Due to the prepayment of the credit agreement, we accelerated the amortization of the deferred financing costs incurred in connection with the credit agreement ($5.9 million increase with respect to 2008) and had to settle the related interest rate swap, which generated a loss of $4.6 million in 2009.

     In addition, in accordance with our risk management policy and in order to mitigate our foreign exchange risk in Venezuela, in October 2009 one of our Venezuelan subsidiaries issued short-term commercial paper for Bs.F. 40 million at a fixed rate of 19.5%.

Loss from Derivative Instruments

     Loss on derivative instruments increased by $37.3 million to $39.9 million in 2009, as compared to 2008, primarily due to changes in the fair market value of our cross-currency swaps as a result of changes in the Brazilian reais forward rate curve.

Foreign Currency Exchange Results

     Foreign currency exchange results improved by $60.8 million, or 81.2%, to a loss of $14.1 million in 2009, as compared to 2008. The effect of exchange rate fluctuations on foreign currency denominated assets and liabilities represented a $84.8 million increase from a loss of $46.4 million in 2008 to a gain of $38.4 in 2009, primarily due to the appreciation of most regional currencies as of December 31, 2009 compared to December 31, 2008. This was partially offset by the $24.0 million increase in the losses generated by the difference between the foreign currency exchange rate at which we purchased U.S. dollars in Venezuela and the official foreign currency exchange rate used for financial statement reporting purposes.

Other Non-Operating Expenses, Net

Other non-operating expenses, net decreased by $0.7 million, or 35.9%, to $1.2 for 2009, as compared to 2008.

Income Tax Expense

     Income tax expense increased by $6.6 million, or 55.0%, from $12.1 million in 2008 to $18.7 million in 2009, due to a lesser deferred income tax benefit of $1.4 million and a higher current income tax expense of $5.3 million in 2009 compared to 2008. Our consolidated effective tax rate increased by 8.5 percentage points to 18.9% in 2009 compared to 2008 primarily due to a decreased recovery of our valuation allowance related to our deferred tax assets.

Net Income Attributable to Non-controlling Interests

     Net income attributable to non-controlling interests decreased $1.0 million, or 75.9%, to $0.3 million in 2009, as compared to 2008.

Net Income Attributable to Arcos Dorados Holdings Inc.

     As a result of the foregoing, net income attributable to Arcos Dorados Holdings Inc. decreased by $23.0 million, or 22.3%, to $80.0 million in 2009, as compared to 2008.

Liquidity and Capital Resources

Our financial condition and liquidity is and will continue to be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness;

•	changes in exchange rates which will impact our generation of cash flows from operations when measured in U.S. dollars; and

•	our capital expenditure requirements.

Overview

     Net cash provided by operations was $10.8 million for the three months ended March 31, 2011, compared to $0.1 million used in the same period in 2010. Net cash used in investing activities amounted to $30.3 million, compared to $14.0 million in the same period of 2010 as a result of the acceleration of our capital expenditures program. Cash used in financing activities increased by $41.2 million, from $7.5 million in the three months ended March 31, 2010 to $48.7 million in the three months ended March 31, 2011. This was a consequence of the split-off of the Axis business for $35.4 million and the dividends we paid to our shareholders of $6.6 million in the three months ended March 31, 2011.

     For 2010, net cash provided by operations was $263.9 million, compared to $148.0 million for 2009. We accelerated our capital expenditures program, investing $81.9 million more than in 2009. Cash used in financing activities increased by $75.7 million, from $24.4 million provided by financing activities in 2009 to a use of $51.3 million in 2010, mainly because of the inflow of $446.1 million in 2009 from the issuance of the 2019 notes, which was used partially to repay our credit agreement for $350.0 million, and because of the dividends that we paid to our shareholders of $33.4 million in 2010, which were partially offset by the reimbursement in 2010 of the collateral deposit made in 2009 for $25.0 million.

     For 2009, net cash provided by operations was $148.0 million, compared to $198.4 million for 2008. Our investment program was reduced by $55.8 million in 2009, to $96.4 million, as a response to the decreased cash generation. Cash from financing activities increased by $39.2 million, from a use of $14.8 million for 2008, to a source of $24.4 million for 2009. This was mainly attributable to the proceeds from the issuance of the 2019 notes, after the repayment of the credit agreement, and was partially offset by higher payments related to other financing activities and the repayment of certain short-term debt.

     At March 31, 2011, our total financial debt was $570.2 million, consisting of $14.1 million in short-term debt (of which $11.1 million is denominated in bolívares fuertes), $457.4 million in long-term debt (of which $446.7 million was related to the 2019 notes, including the original issue discount), and $98.7 million related to the fair market value of our derivative instruments primarily consisting of our Brazilian reais cross-currency swaps.

     At December 31, 2010, our total financial debt was $564.0 million, consisting of $11.7 million in short-term debt (of which $11.1 million is denominated in bolívares fuertes), $457.6 million in long-term debt (of which $446.6 million was related to the 2019 notes, including the original issue discount), and $94.7 million related to the fair market value of our derivative instruments primarily consisting of our Brazilian reais cross-currency swaps.

     At December 31, 2009, our total financial debt was $551.5 million, consisting of $6.7 million in short-term debt denominated in bolívares fuertes (Bs.F 40 million), $458.8 million in long-term debt (of which $446.2 million was related to the 2019 notes, including the original issue discount), and $86.0 million related to the fair market value of our derivative instruments.

     Cash and cash equivalents was $141.2 million at March 31, 2011, $208.1 million at December 31, 2010 and $168.0 million at December 31, 2009.

Comparative Cash Flows

The following table sets forth our cash flows for the periods indicated:

	For the Three Months		For the Years Ended
	Ended March, 31		December 31,
	2011	2010	2010	2009	2008
	(in thousands of U.S. dollars)
Net cash provided by (used in)
operating activities	$10,754	$(872)	$263,876	$148,022	$198,363
Net cash used in investing
activities	(30,309)	(13,995)	(178,224)	(96,370)	(152,166)
Net cash (used in) provided by
financing activities	(48,737)	(7,513)	(51,287)	24,372	(14,809)
Effect of exchange rate changes
on cash and cash equivalents	1,421	(698)	5,759	(14,031)	(17,986)
Decrease (increase) in cash and
cash equivalents	(66,871)	(23,078)	40,124	61,993	13,402

Operating Activities

	For the Three Months Ended		For the Years Ended
	March 31,		December 31,
	2011	2010	2010	2009	2008
	(in thousands of U.S. dollars)
Net income attributable to Arcos
Dorados Holdings Inc.	$35,490	$22,265	$106,021	$80,022	$103,042
Non-cash charges and credits	25,778	21,145	99,196	45,555	69,343
Changes in working capital items	(50,514)	(44,282)	58,659	22,445	25,978
Net cash provided by (used in)
operating activities	10,754	(872)	263,876	148,022	198,363

     For the three months ended March 31, 2011, net cash provided by operating activities was $10.8 million, compared to $0.9 million used in the three months ended March 31, 2010. The $11.6 million increase is mainly attributable to a higher operating income adjusted for non-cash charges (depreciation and amortization and accrued compensation expense).

     In 2010, net cash provided by operating activities was $263.9 million, compared to $148.0 million in 2009. The $115.9 million increase is mainly attributable to a higher operating income adjusted for non-cash charges (depreciation and amortization and accrued compensation expense), lower losses incurred in the acquisition of U.S dollars in Venezuela, decreased income tax paid and higher working capital generation, which factors were partially offset by a higher amount of interest paid.

     In 2009, net cash provided by operating activities was $148.0 million, compared to $198.4 million in 2008. The $50.3 million decrease is attributable to a lower operating income, excluding depreciation and amortization, increased interest and income tax paid, increased losses incurred in the acquisition of U.S. dollars in Venezuela and lower working capital generation.

Investing Activities

     New restaurant investments are primarily concentrated in markets with opportunities for long-term growth and returns on investment above a pre-defined threshold that is significantly above our cost of capital. Average development costs vary widely by market depending on the types of restaurants built and the real estate and construction costs within each market and are affected by foreign currency fluctuations. These costs, which include land, buildings and equipment, are managed through the use of optimally sized restaurants, construction and design efficiencies and the leveraging of best practices.

The following table presents our cash used in investing activities by type:

	For the Three Months		For the Years Ended
	Ended March 31,		December 31,
	2011	2010	2010	2009	2008
		(in thousands of U.S. dollars)
Property and equipment expenditures	$(32,857)	$(12,260)	$(175,669)	$(90,105)	$(148,894)
Purchases of restaurant businesses	(1,998)	(568)	(504)	(11,061)	(18,999)
Proceeds from sales of property and
equipment	5,374	1,223	6,215	12,368	5,230
Collection of receivable with
McDonald’s Corporation	–	–	–	–	15,015
Others, net	(838)	(2,390)	(8,266)	(7,572)	(4,518)
Net cash used in investing activities	(30,309)	(13,995)	(178,224)	(96,370)	(152,166)

The following table presents our property and equipment expenditures by type:

	For the Three Months		For the Years Ended
	Ended March 31,		December 31,
	2011	2010	2010	2009	2008
		(in thousands of U.S. dollars)
New restaurants	$10,400	$5,106	$69,448	$38,226	$38,410
Existing restaurants	12,385	4,055	68,140	29,523	85,218
Other(1)	10,072	3,099	38,081	22,356	25,266
Total property and equipment
expenditures	32,857	12,260	175,669	90,105	148,894

(1)	Primarily corporate equipment and other office related expenditures.

     For the three months ended March 31, 2011, net cash used in investing activities was $30.3 million, compared to $14.0 million for the same period in 2010. This $16.3 million increase was primarily attributable to the acceleration of our investment program.

     Property and equipment expenditures increased by $20.6 million, from $12.3 million for the three months ended March 31, 2010 to $32.9 million for the three months ended March 31, 2011. The increase in property and equipment expenditures resulted from increased investment in new restaurants, reinvestment in existing ones and increased corporate equipment and other office expenditures. Property and equipment expenditures reflected our commitment to increasing sales, including through the reimaging of existing restaurants and the opening of McCafé locations and Dessert Centers. In the three months ended March 31, 2011, we opened 5 restaurants and closed 3 restaurants.

     Proceeds from sales of property and equipment increased by $4.2 million to $5.4 million for the three months ended March 31, 2011, as compared to the same period in 2010, primarily as a consequence of sales of properties and equipment, mainly in Brazil and Argentina. In addition, we used $2.0 million to purchase 1 franchised restaurant.

     In 2010, net cash used in investing activities was $178.2 million, compared to $96.4 million in 2009. This $81.9 million increase was primarily attributable to the increase of our investment program.

     Property and equipment expenditures increased by $85.6 million, from $90.1 million in 2009 to $175.7 million in 2010. The increase in property and equipment expenditures was primarily due to higher investment in new restaurants and reinvestment in existing ones. Property and equipment expenditures reflected our commitment to growing sales, including through the reimaging of existing restaurants and the opening of McCafé locations and Dessert Centers. In this period, we opened 85 restaurants, including 47 in the fourth quarter, and closed 10 restaurants.

     In 2009, net cash used in investing activities was $96.4 million, compared to $152.2 million in 2008. This $55.8 million decrease was primarily attributable to the decrease of our capital expenditures program to adapt to the lower cash generation resulting from prevailing economic conditions. In addition, during 2008 we collected a receivable of $15.0 million from McDonald’s related to the amount paid in excess of the final purchase price for the Acquisition.

     In 2009, property and equipment expenditures decreased by $58.8 million, from $148.9 million in 2008 to $90.1 million in 2009, as a consequence of the decrease in our investment program. Proceeds from sales of property and equipment increased by $7.1 million to $12.4 million in 2009, as compared to 2008, primarily as a consequence of sales of equipment to franchisees, mainly in Venezuela. In addition, we used $11.1 million to purchase 39 franchised restaurants. In this period, we opened 58 restaurants and closed 18 restaurants.

     In 2008, we had property and equipment expenditures amounting to $148.9 million. Property and equipment expenditures reflected our commitment to growing sales from existing restaurants, including reinvestment initiatives such as reimaging and the opening of McCafé locations and Dessert Centers. In addition, we acquired 34 franchised restaurants in Mexico and one franchised restaurant in Brazil for $19.0 million and we acquired the minority interests in our subsidiaries located in Ecuador and Peru for $3.6 million. As previously stated, in 2008, we collected $15.0 million of a receivable from McDonald’s related to the amount paid in excess of the final purchase price for the Acquisition. In 2008, we opened 61 restaurants and closed 17 restaurants.

Financing Activities

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands of U.S. dollars)
Issuance of the 2019 notes	$—	$—	$—	$446,112	$—
Repayment of the credit agreement	—	—	—	(350,000)	—
Payment of deferred financing costs	—	—	—	(10,826)	(8,712)
Payment of derivative instruments	(6,506)	(6,450)	(37,815)	(30,167)	(3,567)
Net short-term borrowings	2,407	548	3,805	(2,539)	14,286
Collateral deposits	—	—	25,000	(25,000)	(15,000)
Split-off of Axis business	(35,425)	—	—	––	––
Distribution of dividends to our shareholders	(6,600)	—	(33,400)	––	––
Other financing activities	(2,613)	(1,611)	(8,877)	(3,208)	(1,816)
Net cash (used in) provided by financing activities	(48,737)	(7,513)	(51,287)	24,372	(14,809)

     Net cash used in financing activities was $48.7 million for the three months ended March 31, 2011, compared to $7.5 million for the three months ended March 31, 2010. The $41.2 million increase in the amount of cash used in financing activities was primarily attributable to the split-off of the Axis business for $35.4 million and the dividends we paid to our shareholders for $6.6 million in the three months ended March 31, 2011.

     Net cash used in financing activities was $51.3 million in 2010, compared to $24.4 million provided by financing activities in 2009. The $75.7 million increase in the amount of cash used in financing activities was primarily attributable to net inflows totaling $96.1 million in 2009 from the issuance of the 2019 notes and the repayment of the credit agreement as well as the payment of dividends to our shareholders in 2010 of $33.4 million. The increase in the amount of cash used in financing activities was partially offset by the reimbursement in 2010 of the collateral deposit made in 2009 for $25.0 million.

     Net cash provided by financing activities was $24.4 million in 2009, compared to a use of $14.8 million in 2008. The $39.2 million increase in the amount of cash provided by financing activities was primarily attributable to the proceeds from the issuance of the 2019 notes, after repaying amounts due under the credit agreement, of $96.1 million, partially offset by higher payments related to our swap agreements of $26.6 million, higher collateral deposits of $10.0 million and repayment of $2.5 million of short-term debt in 2009 compared to short-term borrowings of $14.3 million in 2008.

Revolving Credit Facility

     We are negotiating a new committed revolving credit facility for $50 million with a maturity date approximately one year from the date of closing thereof. The revolving credit facility will permit us to borrow from time to time to cover our working capital needs. The revolving credit facility will include customary covenants and events of default and will bear interest at a market rate to be determined.

2019 Notes

     In October 2009, our subsidiary, Arcos Dorados B.V., issued senior notes for an aggregate principal amount of $450 million under an indenture dated October 1, 2009, which we refer to as the 2019 notes. The 2019 notes mature on October 1, 2019 and bear interest of 7.5% per year. Interest is paid semiannually on April 1 and October 1. The gross proceeds from this issuance were principally used to repay indebtedness under our credit agreement and certain of our other short-term debt.

     The 2019 notes are redeemable at the option of Arcos Dorados B.V. at any time at the applicable redemption prices set forth in the indenture. On June 13, 2011, Arcos Dorados B.V. exercised its option to redeem on July 18, 2011 a total of $141.4 million aggregate principal amount of the 2019 notes at a redemption price of 107.5% of the principal amount plus accrued and unpaid interest from April 1, 2011 to the redemption date. Following the redemption, a total of $308.6 million of the aggregate principal amount of the 2019 notes will remain outstanding. In the third quarter of 2011, the Company expects to incur charges of $11.6 million related to the redemption of the 2019 notes at a redemption price above the book value of the 2019 notes, and $2.3 million as a result of accelerated amortization of deferred financing costs from the redeemed 2019 notes.

     The 2019 notes are fully and unconditionally guaranteed on a senior unsecured basis by the majority of our subsidiaries. The 2019 notes rank equally with all of our unsecured and unsubordinated indebtedness and are effectively junior to all of our secured indebtedness. The indenture governing the 2019 notes imposes certain restrictions on us and our subsidiaries, including some restrictions on our ability to: (i) incur additional indebtedness; (ii) pay dividends or redeem, repurchase or retire our capital stock; (iii) make investments; (iv) create liens; (v) create limitations on the ability of our subsidiaries to pay dividends, make loans or transfer property to the us; (vi) engage in transactions with affiliates; (vii) sell assets including the capital stock of the subsidiaries; and (viii) consolidate, merge or transfer assets. These covenants are subject to a number of important limitations and exceptions. The indenture governing the 2019 notes also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, and interest on all then outstanding 2019 notes to be due and payable immediately.

We may issue additional notes from time to time pursuant to the indenture governing the 2019 notes.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of December 31, 2010.

	Payment Due by Period
Contractual Obligations	Total	2011	2012	2013	2014	2015	Thereafter
	(in thousands of U.S. dollars)
Capital lease obligations(1)	$2,961	$601	$481	$481	$481	$481	$436
Operating lease obligations	718,188	105,968	91,916	85,754	78,534	68,803	287,213
Contractual purchase obligations	2,326	2,326	––	––	––	––	––
2019 notes(1)	753,750	33,750	33,750	33,750	33,750	33,750	585,000
Other long-term borrowings(1)	9,323	6,219	2,358	387	341	18	––
Derivative instruments	98,599	41,156	29,216	27,305	922	––	––
Total	1,585,147	190,020	157,721	147,677	114,028	103,052	872,649

(1)	Includes interest payments.

The table set forth above excludes projected payments on our restaurant opening and reinvestment plans pursuant to the MFAs in respect of which we do not yet have any contractual commitments.

Other Matters

Impact of Inflation

     We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing commodity prices did not have a material impact on our operations in 2008, 2009 or 2010, nor in the reported interim periods. Severe increases in inflation, however, could affect Latin American and Caribbean economies and could have an adverse impact on our business, financial condition and results of operations.

Research and Development, Patents and Licenses

     We do not have significant research and development activities because we rely primarily on McDonald’s research and development. McDonald’s operates research and development facilities in the United States, Europe and Asia, and independent suppliers also conduct research activities that benefit McDonald’s and us. Nevertheless, we have developed certain menu items, such as bone-in-chicken, Pão de Queijo (in Brazil), McBurrito a la Mexicana (in Mexico) and dessert items, to better tailor our product offerings to local tastes and to provide our customers with additional food options.

Trend Information

     Our business and results of operations have recently experienced the following trends, which we expect will continue in the near term:

•
Social upward mobility in Latin America and the Caribbean: Our sales have benefited, and we expect to continue to benefit, from our Territories’ population size, younger age profile when compared to more developed markets and improving socio-economic conditions. This has led to a modernization of consumption patterns and increased affordability of our products across socio-economic segments, leading to greater demand for our products.

•	Decline in free time: More single-parent and dual-earner households have increased the demand for the convenience offered by eating out and takeout food.

•
Product offerings: Our beverage, dessert, breakfast, low-calorie and low-sodium products, and value menu item offerings have been popular among customers and have allowed us to increase traffic while at the same time allowing us to focus on our revenue management strategy.

•
Increased competition in some markets: The popularity of the QSR concept in markets such as Puerto Rico and Mexico has attracted new competitors. Even though we have been able to maintain or even increase market share in these markets, we have seen a reduction in pricing flexibility and have had to increase the focus of our marketing efforts on value offerings in order to drive traffic.

•
Inflationary environment: Over the last few years, we have been able through our revenue management strategy to mitigate cost increase tied to inflation. However, inflation has been, and will continue to be, an important factor affecting our results of operations, specifically impacting our food and paper costs, occupancy and other operating expenses, and general administrative expenses.

•
Increased general and administrative costs to support future growth: Our business has been growing at a very rapid pace, and we have experienced increasing general and administrative expenses in order to support and prepare for our future growth (both operationally and as a public company). However, we expect that general and administrative expenses as a percentage of total sales will begin to decrease in the medium term as our recent and planned investments begin to generate revenues.

•
Increased volatility of foreign exchange rates: Our results of operations have been impacted by increased volatility in foreign exchange rates in many of the Territories. We expect that foreign exchange rates will continue to be an important factor affecting our foreign currency exchange results and the “Accumulated other comprehensive loss” component of shareholders’ equity and, consequently, our results of operations and financial condition.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Risk Management

     In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and the price of our primary supplies, and which may have an adverse effect on the value of our financial assets and liabilities, future cash flows and profit. As a result of these market risks, we could suffer a loss due to adverse changes in foreign exchange rates and the price of commodities in the international markets. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks. We are not currently exposed to significant interest rate risk because most of our long-term debt is at fixed interest rates.

Foreign Currency Exchange Rate Risk

     We are exposed to foreign currency exchange rate risk primarily in connection with the fluctuation in the value of the local currencies of the countries in which we operate, primarily the Brazilian real, Mexican peso and Argentine peso, against the U.S. dollar. We generate revenues and cash from our operations in local currencies while all of our long-term debt is denominated in U.S. dollars. An adverse change in foreign currency exchange rates would therefore affect the generation of cash flow from operations in U.S. dollars, which could negatively impact our ability to pay amounts owed in U.S. dollars.

     To help mitigate some of this foreign currency exchange rate risk, we have entered into derivatives contracts, including cross-currency swap agreements and forward agreements, to hedge the U.S. dollar to the Brazilian real. As of December 31, 2010, the notional amounts were $200 million and amortize throughout the life of the agreements and ultimately mature on November 10, 2013. These agreements are carried at fair market value in our consolidated balance sheet with changes reported in earnings.

     Following the issuance of the 2019 notes and the prepayment of the credit agreement, we entered into a series of derivative transactions to restructure the existing cross currency obligations mentioned above to match our new payment obligations under the 2019 notes. Under the resulting structure, we have hedged 44% of the principal and coupon payments of the 2019 notes.

     Revenues from our restaurants are denominated in local currency. Moreover, our continuing franchise fee payments to McDonald’s pursuant to the MFAs must be in U.S. dollars, payable on the seventh day subsequent to each month-end. As such, in the intervening period we are subject to significant foreign exchange risk. In particular, in the case of Venezuela, there are currency restrictions in place that limit our ability to repatriate bolívares fuertes held in Venezuela at the government’s official exchange rate. See “—Factors Affecting Comparability of Results—Impact of Venezuelan Currency Controls and Related Accounting Changes on Our Results of Operations.”

 While substantially all our income is denominated in the local currencies of the countries in which we operate, our supply chain management involves the importation of various products, and some of our imports are denominated in U.S. dollars. Therefore, we are exposed to foreign currency exchange risk related to imports. We have entered into various forward contracts maturing in 2011 to hedge a portion of the foreign exchange risk associated with the forecasted imports of Chile. See Note 12 to our audited annual consolidated financial statements and Note 8 to our unaudited interim consolidated financial statements. In addition, we attempt to minimize this risk also by entering into annual and semi-annual pricing arrangements with our main suppliers.

     We are also exposed to foreign exchange risk related to U.S. dollar-denominated intercompany debt held by certain of our operating subsidiaries with our holding companies and to foreign currency-denominated intercompany debt held by our holding companies with certain subsidiaries. Although these intercompany balances are eliminated through consolidation, an adverse change in exchange rates could have a significant impact on our results through the recognition of foreign currency exchange losses in our consolidated income statement.

     A decrease of 10% in the value of the Brazilian real against the U.S. dollar would result in a foreign exchange loss of $7.0 million over our currently outstanding foreign-denominated debt of $70.2 million as of March 31, 2011.

     A decrease of 10% in the value of the Argentine peso against the U.S. dollar would result in a foreign exchange loss of $3.7 million over our currently outstanding foreign-denominated debt of $36.9 million as of March 31, 2011.

     A decrease of 10% in the value of the Chilean peso against the U.S. dollar would result in a foreign exchange loss of $0.8 million over our currently outstanding foreign-denominated debt of $8.4 million as of March 31, 2011.

     An increase of 10% in the value of the euro against the U.S. dollar would result in a foreign exchange loss of $1.6 million over our currently outstanding foreign-denominated debt of $15.7 million as of March 31, 2011.

     Fluctuations in the value of the Mexican peso against the U.S. dollar would not result in foreign exchange gain or loss since our Mexican subsidiaries did not have any outstanding foreign-denominated debt as of March 31, 2011.

Commodity Price Risk

     We purchase our primary supplies, including beef, chicken, buns, produce, cheese, dairy mixes and toppings pursuant to oral agreements with our approved suppliers at prices that are derived from international market prices. We therefore carry market risk exposure to changes in commodity prices that have a direct impact on our costs. We do not enter into futures or options contracts to protect ourselves against changes in commodity prices, although we may do so in the future. We attempt to minimize this risk by entering into annual and semi-annual pricing arrangements with our main suppliers. This allows us to provide cost predictability while avoiding the costs related to the use of derivative instruments, which we may not be able to pass on to our customers due to the competitive nature of the QSR industry.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date:  June 30, 2011